UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of April, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐       Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
SIGNATURE

Exhibit Index

Exhibit No.	Description	Page No.
1.	Original Press Release dated April 28, 2007 and Quarterly Report for the first quarter ending March 31, 2007 which includes a notation at page 3 under the heading Outlook for Second Quarter 2007 to correct an error. The outlook section should have noted that we expect consolidated revenue for the second quarter of 2007 to be about 50% higher than in the first quarter. The outlook section incorrectly referred to earnings instead of revenue.

2.	Amending Press Release dated April 29, 2007 to correct Cameco’s April 28, 2007 Press Release, which correction is outlined in the description of Exhibit 1 above.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2007	Cameco Corporation
By:
“Gary M.S. Chad”

Gary M.S. Chad, Q.C.
Senior Vice-President, Governance,
Legal and Regulatory Affairs, and
Corporate Secretary

Listed TSX NYSE	Share Symbol CCO CCJ	web site address: cameco.com
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reports Lower Q1 Results but Expects Much Higher 2007 Revenue
Saskatoon, Saskatchewan, Canada, April 28, 2007 . . . . . . . . . .
Cameco Corporation today reported that the first quarter 2007 net earnings were down from 2006, primarily due to the following impacts from these business segments:
o	uranium deliveries were lower at the discretion of customers,

o	electricity output was lower due to a planned outage, and

o	gold production decreased as a result of lower throughput and grade.
“Since Cameco’s quarterly results vary significantly, comparing today’s results to a remarkably strong first quarter last year is a poor indicator of future performance,” said Jerry Grandey, Cameco’s president and CEO. “We expect our consolidated annual revenue to grow by nearly 50% in 2007.”
All numbers in this release are in Canadian dollars, unless otherwise stated. For a more detailed discussion of our unaudited consolidated financial results and our business segments, see the management’s discussion and analysis (MD&A) following this news release.
First Quarter 2007

	Three Months Ended
Financial Highlights	March 31
($ millions except per share amounts)	2007	2006	% Change
Revenue	409	542	(25)
Earnings from operations	49	138	(64)
Cash provided by operations [1]	139	286	(51)
Net earnings	59	112	(47)
Earnings per share — basic ($)	0.17	0.32	(47)
Earnings per share — diluted ($)	0.16	0.30	(47)

[1]	After working capital changes.
In the first quarter of 2007, our net earnings were $59 million ($0.16 per share diluted), $53 million lower than in 2006. The decrease in net earnings was due to lower earnings in the uranium, electricity and gold businesses, which resulted from significantly lower sales volumes in the first quarter of 2007 compared to the previous year. In addition, we expensed $11 million for remediation activities at Cigar Lake in the first quarter. Due to the uneven timing of uranium and conversion deliveries as well as scheduled outages at Bruce Power Limited Partnership (BPLP), quarterly results are not a good indicator of Cameco’s annual results.

In the first three months of 2007, we recorded a net recovery of income taxes of $16 million due to the distribution of our taxable income between Canada and other countries. In the first quarter of 2007, we recorded losses in Canada and earnings in other jurisdictions.
Cash from operations in the first quarter of 2007 was $139 million compared to $286 million in the same period of 2006. The decrease of $147 million reflects lower revenues in the uranium, electricity and gold businesses as well as working capital requirements related mainly to an increase in product inventories in the first quarter of 2007.
In our uranium business, earnings before taxes declined to $44 million from $89 million in the first quarter of 2006, primarily as a result of a lower reported sales volume in the quarter.
In the first quarter of 2007, revenue from our uranium business declined by $102 million to $183 million, as a 23% increase in the realized selling price was more than offset by a 48% decline in reported sales volumes.
Sales volumes were down due to timing of sales deliveries, which are at the discretion of our customers. For the past several years, the deliveries have been heavily weighted in the fourth quarter. In 2006, the timing of deliveries through the year was unusual, with heavier weighting in the first quarter and lighter weighting in the fourth quarter.
In addition, during the first quarter, we deferred revenue on a portion of our sales volume as the result of our standby product loans. As previously reported, Cameco has entered into standby product loan agreements with two of our customers. As of March 31, 2007, Cameco had not borrowed any material under the standby loan agreements. However, regardless of whether any material is borrowed, we defer revenue recognition from sales to the counterparties of the standby product loan agreements, up to the limit of the loans (5.6 million pounds). This is in accordance with Canadian generally accepted accounting principles (GAAP). Accordingly, in the first quarter of 2007, Cameco has deferred revenue of $35 million and the associated costs on sales of 0.9 million pounds of U3O8. The gross profit on the deferred sales was $20 million.
On April 16, 2007, Cameco gave a termination notice to the counterparty for two of its three product loan agreements. Under the two agreements, the loan facilities terminate 30 days after the date of notice. Therefore, Cameco will recognize a portion of the previously deferred revenues and costs in its earnings during the second quarter of 2007. The amount of material Cameco is able to borrow has been reduced by 3.0 million pounds U3O8 and 0.4 million kg UF6 as a result of this action. Cameco is now able to borrow up to 2.6 million pounds U3O8 of which up to 1.0 million kgU can be borrowed in the form of UF6.
Cameco is proceeding with a five-phase plan to restore the underground workings at Cigar Lake and complete construction. We continue to pour concrete underground in the reinforcement area and drill dewatering holes from surface. We are on track to dewater the mine in the third quarter of 2007, provided that regulatory approvals are received, the current pace of placing concrete is maintained, and the concrete plug seals sufficiently. The effectiveness of the plug will not be known until dewatering is under way. See the MD&A, which follows this news release for more information on Cigar Lake.

For fuel services, earnings before taxes were $8 million in the first quarter of 2007, unchanged compared to 2006.
Cameco’s pre-tax earnings from BPLP in the first quarter of 2007 amounted to $10 million compared to $47 million during the same period in 2006. This decrease in 2007 was due to lower generation and higher operating costs related to planned outages in the quarter.
For gold, revenue decreased by $11 million to $96 million compared to the first quarter of 2006. The decline in revenue was due to lower production, which more than offset the benefit of a higher realized gold price.
Outlook for Second Quarter 2007
We expect consolidated earnings [the reference to “earnings” should have been to “revenue” as disclosed in a subsequent press release issued on April 29, 2007] for the second quarter of 2007 to be about 50% higher than in the first quarter, reflecting higher anticipated sales volumes for uranium, conversion and electricity as well as an increase in the realized prices for uranium. The projection includes the recognition of $47 million in revenue previously deferred due to the product loan arrangements.
The projections noted above assume no major changes in Cameco’s business units’ ability to supply product and services and no significant changes in our current estimates for price, cost and volume.
Outlook for the Year 2007
In 2007, Cameco expects consolidated revenue to grow by nearly 50% over 2006 due to higher revenue from all business segments with the largest increase being in the uranium business. We now expect uranium revenues to increase by approximately 90% due to much stronger average realized prices under our contracts relative to 2006 and our expectation of selling almost 4 million pounds of uranium into new market related contracts rather than legacy contracts.
We anticipate that almost 4 million pounds of uranium deliveries under our legacy contracts will be deferred from 2007 and thereby make available an equivalent quantity for sale this year. At this point, approximately half of the 4 million pounds has been committed. Our 2007 sales deliveries are expected to total 33 million pounds. Our average realized price in 2007 will be positively impacted, as current market prices are considerably higher than the legacy contract prices.
The deferred quantities will be delivered in the future over several years at legacy contract prices, based on negotiated schedules. Of the 4 million pounds deferred, 1.6 million pounds have been deferred under an agreement that is considered to be a derivative. Accordingly, the derivative will be recorded on the balance sheet in the second quarter of 2007 at its fair value of approximately $11 million with an offsetting charge to earnings.
The sale of some or all of the 4 million pounds into new market-price contracts will help mitigate the financial impact resulting from the water inflow at Cigar Lake.

We also anticipate that revenue from the fuel services business will be about 15% higher than in 2006 due to an anticipated 3% increase in sales deliveries and a higher average realized selling price.
BPLP revenues in 2007 are projected to be 18% higher than in 2006, almost entirely due to higher expected realized prices. This earnings outlook assumes the B units will achieve a targeted capacity factor in the low 90% range.
In 2007, Centerra’s gold production (100% basis) is expected to total between 700,000 and 720,000 ounces compared to 587,000 ounces produced in 2006. Gold revenue is expected to increase by 20% to 25% in 2007 over 2006.
The financial outlook noted above for the company is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, purchases and prices,

•	a uranium spot price of $95 (US) per pound, reflecting the spot price at March 31, 2007,

•	an average gold spot price of about $650 (US) per ounce,

•	no disruption of supply from our facilities or third-party sources, and

•	a US/Canadian spot exchange rate of $1.15.
For 2007, the effective tax rate is expected to be in the range of 10% to 15% compared to 6% in 2006. Our expected tax rate varies from the Canadian statutory tax rate primarily due to differences between Canadian tax rates and rates applicable to subsidiaries in other countries. This range is based on the projected distribution of income among the various tax jurisdictions being weighted less heavily toward foreign subsidiaries compared to 2006.
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more detail on these factors, see the section titled “Caution Regarding Forward-Looking Information” in the MD&A that follows this news release.
Quarterly Dividend Notice
Cameco announced today that the company’s board of directors approved a quarterly dividend of $0.05 per share on the outstanding common shares of the corporation and is declared payable on July 13, 2007, to shareholders of record at the close of business on June 29, 2007.
Conference Call
Cameco invites you to join its first quarter conference call on Monday, April 30, 2007 at 12:00 p.m. Eastern time (10:00 a.m. Saskatoon time).
The call will be open to all investors and the media. To join the conference on Monday, April 30, please dial (416) 695-6120 or (888) 789-0150 (Canada and US). An audio feed of the call will be available on the website at cameco.com. See the link on the home page on the day of the call.
A recorded version of the proceedings will be available:
•	on our website, cameco.com, shortly after the call, and

•	on post view until midnight, Eastern time, Monday, May 14, 2007 by calling (416) 695-5275 or (888) 509-0081 (passcode 642846).
Additional Information
Additional information on Cameco, including its annual information form, is available on SEDAR at sedar.com and the company’s website at cameco.com.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. The company’s competitive position is based on its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where the company is a partner in North America’s largest nuclear electricity generating facility. The company also explores for uranium in North America and Australia, and holds a majority interest in a mid-tier gold company. Cameco’s shares trade on the Toronto and New York stock exchanges.
- End -

First Quarter 2007 Management’s Discussion and Analysis
The following discussion of the financial condition and operating results of Cameco Corporation should be read in conjunction with the unaudited consolidated financial statements and notes for the period ended March 31, 2007, as well as the audited consolidated financial statements for the company for the year ended December 31, 2006 and management’s discussion and analysis (MD&A) of the audited financial statements, both of which are included in the 2006 annual financial review. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The 2006 Annual Financial Review is available on the company’s website at cameco.com.
Statements contained in this MD&A, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more detail on these factors, see the section titled “Caution Regarding Forward-Looking Information” in this MD&A and the section titled “Risks and Risk Management” in the MD&A contained in the company’s 2006 Annual Financial Review.
Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated.

	Three months ended
	March 31		Change
Financial Highlights	2007	2006	%
Revenue ($ millions)	409	542	(25)
Earnings from operations ($ millions)	49	138	(64)
Cash provided by operations ($ millions) [1]	139	286	(51)
Net earnings ($ millions)	59	112	(47)
Earnings per share (EPS) — basic ($)	0.17	0.32	(47)
EPS — diluted ($)	0.16	0.30	(47)
Average uranium (U3O8) spot price ($US/lb U3O8)	85.00	38.96	118
Average realized uranium price
• $US/lb U3O8	24.00	19.61	22
• $Cdn/lb U3O8	28.91	23.51	23
Average realized electricity price per megawatt hour ($/MWh)	54	50	8
Average Ontario electricity spot price ($/MWh)	53	51	4
Average realized gold price ($US/ounce)	645	542	19
Average spot market gold price ($US/ounce)	650	554	17

[1]	After working capital changes.

FINANCIAL RESULTS
Consolidated Earnings
First Quarter
For the three months ended March 31, 2007, our net earnings were $59 million ($0.16 per share diluted), $53 million lower than the net earnings of $112 million ($0.30 per share diluted) recorded in the first quarter of 2006. The decrease was due to lower earnings in the uranium, electricity and gold businesses caused by significantly lower first quarter sales volumes compared to the previous year. These declines are temporary and we expect that our annual reported sales volumes for 2007 will be similar to those of 2006. In addition, we expensed $11 million for remediation activities at Cigar Lake in the first quarter. For details on the uranium, fuel services, electricity and gold businesses, see “Business Segment Results” later in this report.
In the first quarter of 2007, our total costs for administration, exploration, interest and other were $52 million, unchanged compared to the same period of 2006. Administration costs were $1 million lower due primarily to lower stock-based compensation expenses. Exploration expenditures were $2 million higher, at $15 million, with uranium exploration expenditures up $2 million to $8 million (focused in Saskatchewan, Australia and Nunavut). Gold exploration expenditures at Centerra Gold Inc. (Cameco’s 53% owned subsidiary) were unchanged at $7 million compared to the first quarter of 2006.
In the first three months of 2007, we recorded a net recovery of income taxes of $16 million due to the distribution of our taxable income between Canada and other countries. In the first quarter of 2007, we recorded losses in Canada and earnings in other jurisdictions. Since Canadian tax rates are higher than those of the other jurisdictions, the net result was a recovery. For more information about income taxes, refer to note 10 of the unaudited consolidated financial statements dated March 31, 2007.
Earnings from operations decreased to $49 million in the first quarter of 2007, from $138 million in the first quarter of 2006. The aggregate gross profit margin decreased to 26% from 35% in 2006.

Quarterly Financial Results ($ millions except per share amounts)

	2007	2006				2005
Highlights	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	409	512	360	417	542	522	287	287
Net earnings	59	40	73	150	112	83	79	34
EPS — basic ($)	0.17	0.11	0.21	0.43	0.32	0.24	0.23	0.10
EPS — diluted ($)	0.16	0.11	0.20	0.40	0.30	0.23	0.22	0.10
EPS — adjusted & diluted ($)	0.16	0.11	0.12	0.21	0.30	0.21	0.22	0.10
Cash from operations	139	13	79	40	286	91	148	(45)
Revenue of $409 million in the first quarter of 2007 was 20% lower than in the fourth quarter of 2006 due to lower sales volumes in the uranium and fuel services businesses, partially offset by a higher realized price for uranium. Revenue is driven by timing of deliveries in our uranium and fuel services businesses, and has tended to be higher in the fourth quarter each year. However, in 2006, the deliveries were more heavily weighted in the first quarter of the year.
Net earnings do not trend directly with revenue because past results are significantly influenced by results from Bruce Power Limited Partnership (BPLP). Prior to November 1, 2005, the equity method of accounting was applied to the investment in BPLP and thus no BPLP revenue or costs were recorded. On November 1, 2005, Cameco moved to proportionate consolidation of BPLP’s financial results. Since then, we have included our share of revenue, expenses and cash flow from the Bruce B reactors. The adjustment in our accounting method for BPLP does not change the reporting of our net earnings.
Cash from operations tends to fluctuate largely due to the timing of deliveries and product purchases in the uranium and fuel services businesses.
Cash Flow
In the first quarter of 2007, we generated $139 million in cash from operations compared to $286 million in the first quarter of 2006. The decrease of $147 million was related to the lower revenues in the uranium, electricity and gold businesses as well as working capital requirements related mainly to an increase in product inventories in the first quarter of 2007.
Balance Sheet
At March 31, 2007, our total debt was $696 million, representing a decrease of $9 million compared to December 31, 2006. Included in the March 31, 2007 balance sheet was $197 million, which represents our proportionate share of BPLP’s capital lease obligation. At March 31, 2007, our consolidated net debt to capitalization ratio was 10%, compared to 12% at the end of 2006.

At the end of the first quarter of 2007, our product inventories increased by $36 million compared to December 31, 2006, due primarily to increased levels of UF6 inventory. Production and purchases of UF6 exceeded our sales in the first three months of 2007.
At March 31, 2007, our consolidated cash balance totalled $372 million, with Centerra holding $173 million of this amount.
Cameco has a number of consolidated or equity accounted investments in publicly traded entities. The following table illustrates the book and market values for our more significant holdings.

	Book Value	Market Value[1]
Investment ($ millions)	March 31/07	March 31/07	Dec. 31/06

Centerra Gold Inc.	$447	$1,205	$1,504
UEX Corporation	18	268	220
UNOR Inc.	9	12	14

Total	$474	$1,485	$1,738

[1]	Market value is calculated as the number of shares outstanding multiplied by the closing share price as quoted on the TSX on March 31, 2007 and December 31, 2006.
Accounting Changes
On January 1, 2007, Cameco adopted the standards issued by the Canadian Institute of Chartered Accountants relating to financial instruments, as described in note 3(b) of the financial review for the year ended December 31, 2006. These new standards have been adopted on a prospective basis with no restatement of prior period financial statements. On January 1, 2007, Cameco recognized all of its financial assets and liabilities in the consolidated balance sheets according to their classification. Any adjustment made to a previous carrying amount was recognized as an adjustment to the balance of retained earnings at that date, or as the opening balance of “accumulated other comprehensive income,” net of income taxes. Cameco has added a new statement to the consolidated financial statements entitled “Consolidated Statements of Shareholders’ Equity and Comprehensive Income.” For details of the specific accounting changes and their impacts, refer to note 1 of the unaudited consolidated financial statements dated March 31, 2007.
Foreign Exchange Update
Cameco sells most of its uranium and fuel services in US dollars, while most of its production of uranium and fuel services are in Canada. As a result, these revenues are denominated mostly in US dollars, while production costs are denominated primarily in Canadian dollars.
We attempt to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Hedging activities partly shelter our uranium and fuel services revenues against declines in the US dollar in the shorter term.

Cameco also has a natural hedge against US currency fluctuations, as a portion of its annual cash outlays, including purchases of uranium and fuel services, is denominated in US dollars. The influence on earnings from purchased material in inventory is likely to be dispersed over several fiscal periods and is more difficult to identify.
At each balance sheet date, Cameco calculates the mark-to-market value of all foreign exchange contracts with that value representing the gain or loss that would have occurred if the contracts had been closed at that point in time. We account for foreign exchange contracts that meet certain defined criteria (specified by GAAP) using hedge accounting. Under hedge accounting, mark-to-market gains or losses are included in earnings only at the point in time that the contract is designated for use. At March 31, 2007, the mark-to-market loss on all foreign exchange contracts was $18 million compared to a $34 million loss at December 31, 2006.
In all other circumstances, gains or losses in foreign currency derivatives are reported in earnings as they occur. A loss in foreign currency derivatives of $3 million has been included in earnings for year to date 2007.
During the quarter, the Canadian dollar strengthened against the US dollar from $1.17 at December 31, 2006 to $1.15 at March 31, 2007.
At March 31, 2007, we had foreign currency contracts of $1,408 million (US) and EUR 49 million that were accounted for using hedge accounting and foreign currency contracts of $40 million (US) that did not meet the criteria for hedge accounting. The foreign currency contracts are scheduled for use as follows:

	2007	2008	2009	2010	2011
$ millions (US)	401	552	285	210	0
EUR millions	18	15	10	6	0
The US currency contracts have an average effective exchange rate of $1.16 (Cdn) per $1.00 (US), which reflects the original foreign exchange spot prices at the time contracts were entered into and includes net deferred gains.
Timing differences between the maturity dates and designation dates on previously closed hedge contracts may result in deferred gains or deferred charges. At March 31, 2007, net deferred gains totaled $19 million. These deferred balances are recognized in accumulated other comprehensive income along with $9 million of the mark-to-market loss on the hedge portfolio. Please see the “Consolidated Statements of Shareholders’ Equity and Comprehensive Income” and notes 1 & 2 of the “Notes to Consolidated Financial Statements.” The resultant net $10 million pre-tax gain will be brought into earnings, by year, as follows:

	2007	2008	2009	2010	2011
$ millions (Cdn)	6	7	(1)	(2)	0
In the first quarter of 2007, most of the net inflows of US dollars were hedged with currency derivatives. Net inflows represent uranium and fuel services sales less US dollar cash expenses and US dollar product purchases. For the uranium and fuel services businesses in the first quarter of 2007, the effective exchange rate, after allowing for hedging, was about $1.20, the same as in the first quarter of 2006. Results from the gold business are translated into Canadian dollars at prevailing exchange rates.
For 2007, every one-cent increase/decrease in the US to Canadian dollar exchange rate would result in a corresponding increase/decrease in net earnings of about $4 million (Cdn).
Outlook for Second Quarter 2007
We expect consolidated revenue for the second quarter of 2007 to be about 50% higher than in the first quarter. This is due to anticipated higher sales volumes for uranium, conversion and electricity as well as an increase in the realized price for uranium. The projection includes the recognition of $47 million in revenue previously deferred due to the product loan arrangements.
On April 16, 2007, Cameco gave a termination notice to the counterparty for two of its three product loan agreements. Under the two agreements, the loan facilities terminate 30 days after the date of notice. Therefore, Cameco will recognize a portion of the previously deferred revenues and costs in its earnings during the second quarter of 2007. The amount of material Cameco is able to borrow has been reduced by 3.0 million pounds U3O8 and 0.4 million kg UF6 as a result of this action. Cameco is now able to borrow up to 2.6 million pounds U3O8 of which up to 1.0 million kgU can be borrowed in the form of UF6.
Projections for the quarter assume no major changes in the ability of Cameco’s business units to supply product and services and no significant changes in our current estimates for price and volume.
Outlook for the Year 2007
In 2007, Cameco expects consolidated revenue to grow by nearly 50% over 2006 due to higher revenue from all business segments with the largest increase being in the uranium business. We now expect uranium revenues to increase by approximately 90% due to stronger average realized prices under our contracts relative to 2006. This projection for the uranium revenue is more favourable than previously reported. The benefit of higher uranium revenue is offset slightly as Cameco anticipates its share of Cigar Lake remediation expenses will be $32 million in 2007 and will reduce pre-tax earnings accordingly. For further details on the uranium business outlook, see “Uranium Outlook for the Year 2007” later in this MD&A.
We anticipate that revenue from the fuel services business will be about 15% higher than in 2006 due to an anticipated 3% increase in deliveries and a higher average realized selling price.
For 2007, we anticipate BPLP revenue to be about 18% higher than in 2006, almost entirely due to higher expected realized prices. This outlook for BPLP assumes the B units will achieve a targeted capacity factor in the low 90% range.
Gold production (100% basis) in 2007 is expected to total between 700,000 and 720,000 ounces up from 587,000 ounces in 2006. Gold revenue is expected to increase by 20% to 25% in 2007 over 2006.

The financial outlook noted above for the company is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, purchases and prices,

•	a uranium spot price of $95 (US) per pound, reflecting the spot price at March 31, 2007,

•	an average gold spot price of about $650 (US) per ounce,

•	no disruption of supply from our facilities or third-party sources, and

•	a US/Canadian spot exchange rate of $1.15.
Administration costs are projected to be about 15% greater than in 2006. The increase reflects higher charges for regulatory compliance, information systems and process enhancements, and costs to maintain the workforce. Exploration costs are expected to be about $72 million in 2007. Of this, $45 million is targeted for uranium, a 41% increase over 2006.
For 2007, the effective tax rate is expected to be in the range of 10% to 15% compared to 6% in 2006. Our expected tax rate varies from the Canadian statutory tax rate primarily due to differences between Canadian tax rates and rates applicable to subsidiaries in other countries. This range is based on the projected distribution of income among the various tax jurisdictions being weighted less heavily toward foreign subsidiaries compared to 2006.
Outlook Information
For additional discussion on the company’s business prospects for the first quarter of 2007 and for the full year, see the outlook section under each business segment.
BUSINESS SEGMENT RESULTS
Cameco’s results come from four business segments:
•	Uranium

•	Fuel services

•	Nuclear electricity generation

•	Gold

URANIUM
Highlights

	Three months ended
	March 31
	2007	2006
Revenue ($ millions)	183	285
Gross profit ($ millions)	60	97
Gross profit %	33	34
Earnings before taxes ($ millions)	44	89
Average realized price
($US/lb)	24.00	19.61
($Cdn/lb)	28.91	23.51
Sales volume (million lbs)[1]	6.3	12.0
Deferred sales volume (million lbs)	0.9	—
Production volume (million lbs)	4.5	4.3

1 Total sales volume for the three months ended March 31, 2007 was 7.2 million pounds. Revenue on 0.9 million pounds was deferred due to standby product loans.
Uranium Results
In the second quarter of 2006, we reported that Cameco had entered into standby product loan agreements with two of our customers. The loans allow Cameco to borrow up to 5.6 million pounds U3O8 equivalent over the period 2006 to 2008, with repayment in 2008 and 2009. Of the material available under the loans, up to 1.4 million kgU can be borrowed in the form of uranium hexafluoride (UF6). Any borrowings are to be secured by letters of credit and settled in kind. As previously noted, Cameco has terminated two of the three loan agreements and is now able to borrow up to 2.6 million pounds U3O8.
As of March 31, 2007, Cameco had not borrowed any material under the standby loan agreements. However, regardless of whether any material is borrowed, we defer revenue recognition from sales to the counterparties of the standby product loan agreements, up to the limit of the loans. This is in accordance with GAAP. Cameco will recognize the deferred revenue and associated costs when the loan agreements are terminated, or if drawn upon, when the loans are repaid and that portion of the facility is terminated.
Accordingly, in the first quarter of 2007, Cameco has deferred revenue of $35 million and the associated costs on sales of 0.9 million pounds of U3O8. The gross profit on the deferred sales was $20 million. Including the deferrals from 2006, we have deferred revenue of $115 million and the associated costs on sales of 4.9 million pounds. The gross profit on all deferred sales was $35 million.
The timing of cash receipts on the deferred revenue is the same as on any other sale and is unaffected by the accounting treatment. As a result, cash flows are not impacted by the deferrals.
Standby fees associated with the loan facilities are reflected in the “Interest and Other” expense item on the “Consolidated Statement of Earnings”.

Our reported revenue and costs for U3O8 discussed throughout this report have been reduced to reflect the required deferrals. Similarly, the average realized price for U3O8 has been adjusted.
First Quarter
Compared to the first quarter of 2006, revenue from our uranium business declined by $102 million to $183 million, as a 23% increase in the realized selling price was more than offset by a 48% decline in reported sales volumes. The timing of deliveries of uranium products within a calendar year is at the discretion of customers. Therefore, our quarterly delivery patterns can vary significantly. In 2006, the timing of deliveries through the year was unusual, with a heavier weighting in the first quarter and lighter weighting in the fourth quarter. The increase in the average realized price for the first quarter of this year was the result of higher prices under market-related contracts due to a higher uranium spot price, which averaged $85.00 (US) per pound compared to $38.96 (US) in the same quarter of 2006.
Our total cost of products and services sold, including depreciation, depletion and reclamation (DDR), decreased to $123 million in the first quarter of 2007 from $188 million in the first quarter of 2006, as a 48% decline in the reported sales volume was partially offset by a 25% rise in the unit cost of product sold. The unit cost of product sold increased primarily as a result of higher costs for purchased uranium and higher royalty charges. The cost of purchased uranium has trended upward with the rise in spot price, causing our carrying values for acquired material to rise by about 25% since the first quarter of 2006. Royalty charges increase as the realized price increases.
Our earnings before taxes from the uranium business declined to $44 million, from $89 million in the first quarter of last year, primarily as a result of a lower reported sales volume in the quarter.
Uranium Outlook for Second Quarter 2007
In the second quarter of 2007, we expect reported sales volumes in our uranium business to be about 12 million pounds, nearly double those of the first quarter. Actual uranium deliveries will total 9 million pounds and, as the result of the termination of two of our product loan agreements, we expect to recognize revenue on another 3 million pounds. The unit cost of product sold is projected to increase marginally from the first quarter due to higher royalty charges and higher costs for purchased material.
Uranium Outlook for the Year 2007
In 2007, the reported sales volume and associated revenue will be affected by the termination of two of the three product loan agreements. Total uranium deliveries amounted to 36 million pounds in 2006, while reported sales volume was 32 million pounds due to the deferral of revenue as a result of accounting for the product loans.
In 2007, we expect uranium deliveries to total 33 million pounds. However, the reported sales volume for revenue purposes is projected to be about 34 million pounds due to the influence of the product loan agreements. For 2007, we now expect our reported revenues to be higher than previously estimated, about 90% greater than in 2006, due to a 75% increase in our realized price

(based on the March 31, 2007 spot price of $95 (US) per pound) and a 6% increase in reported sales volumes.
Our average realized uranium price is anticipated to improve due to higher expected prices under our current contracts relative to 2006. In addition, we expect almost 4 million pounds of uranium deliveries under our legacy contracts will be deferred from 2007 and thereby make available an equivalent quantity for sale this year. The deferred quantities will be delivered in the future over several years at legacy contract prices, based on negotiated schedules. Of the 4 million pounds deferred, 1.6 million pounds have been deferred under an agreement that is considered to be a derivative. Accordingly, the derivative will be recorded on the balance sheet in the second quarter of 2007 at its fair value of approximately $11 million with an offsetting charge to earnings.
To the extent that some portion or all of these 4 million pounds of uranium are sold into new market-priced contracts with deliveries in 2007, our average realized price will be positively impacted, as current market prices are considerably higher than the legacy contract prices. For purposes of this forecast, these 4 million pounds are all assumed to be sold this year and are, therefore, included in the 33 million pounds of uranium deliveries projected for 2007 noted above. At this point, approximately half of the 4 million pounds has been committed to new contracts. Not all of the remaining quantity will necessarily be delivered this year, in which case, the forecast 2007 price would be lower. Over the next several years (through as late as 2014), the quantities being deferred this year will be delivered into their respective contracts at legacy prices. The sale of some or all of the 4 million pounds into new market-priced contracts will help mitigate the financial impact resulting from the water inflow at Cigar Lake (which is discussed under “Cigar Lake” later in this report).
The impact of the sale of 4 million pounds into new contracts and the later delivery of the deferred pounds has been taken into account in the forecast of Cameco’s average realized uranium price in the table in the “Uranium Price Sensitivity” section below.
As mentioned previously, about three-quarters of currently contracted volumes are covered by supply interruption language which provides Cameco with the right to reduce, defer or cancel volumes on a pro-rata basis if we experience a shortfall in planned production or deliveries of purchases under the highly enriched uranium agreement. This percentage will rise as old contracts expire. All contracts contain standard force majeure language. The baseload contracts put in place to support the development of Cigar Lake also contain similar provisions allowing Cameco to reduce, defer or terminate deliveries in the event of any delay or shortfall in Cigar Lake production.
Cameco’s share of uranium production for 2007 is projected to increase slightly to 21.0 million pounds of U3O8 from 20.9 million in 2006. These quantities do not include Inkai production, as the mine is not yet in commercial operation.
The unit cost of product sold is projected to increase by about 25% as a result of increased costs for purchased material, higher royalty costs due to an increase in the realized price, the impact of tiered royalty charges and increased production costs expected to be incurred in 2007.

Cameco did not pay provincial tiered royalties in 2006 and prior years due to the availability of prescribed capital allowances that reduce uranium sales subject to tiered royalty. Cameco expects its capital allowances to be fully exhausted during 2007 and, therefore, anticipates paying tiered royalties in 2007. We currently estimate that tiered royalties will reduce net earnings by approximately $10 million in 2007. We will be eligible for capital allowances related to mine expansion estimated to be about $325 million once Cigar Lake commences production at which time we will not be required to pay tiered royalties until the additional allowances are fully exhausted. The capital allowance is calculated based on a prescribed formula. Tiered royalties are paid only on sales of uranium produced at Saskatchewan mines.
The tiered royalty is calculated on the positive difference between the sales price per pound of U3O8 and the prescribed prices according to the following:

Canadian Dollar
Royalty Rate	Sales Price in Excess of:
6%	$16.53
Plus 4%	$24.80
Plus 5%	$33.06
The above prices are applicable to 2007 and are in Canadian dollars.
For example, if Cameco realized a sales price of $35 per pound in Canadian dollars, tiered royalties would be calculated as follows (assuming all capital allowances have been reduced to zero):
[6% x ($35.00 — $16.53) x pounds sold] + [4% x ($35.00 — $24.80) x pounds sold] + [5% x ($35.00 -$33.06) x pounds sold].
The outlook for the second quarter and 2007 uranium business results are based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, purchases and prices,

•	a uranium spot price of $95 (US) per pound, reflecting the spot price at March 31, 2007,

•	no disruption of supply from our mines or third-party sources, and

•	a US/Canadian spot exchange rate of $1.15.
Uranium Price Sensitivity 2007
For the remainder of 2007, a $1.00 (US) per pound change in the uranium spot price from $113.00 (US) per pound would change revenue by $6 million (Cdn) and net earnings by $3 million (Cdn). This sensitivity is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.16 (Cdn) as a result of our currency hedge program.

Uranium Price Sensitivity (2007 to 2017)
The table below shows an indicative range of average prices that Cameco would expect to realize under the current sales portfolio. The prices shown in the table are intended to show how various market price scenarios may impact Cameco’s uranium revenue. This analysis makes a number of assumptions that are included as table footnotes.
As shown in the table, in the $20.00 (US) scenario, Cameco would expect the average realized price to exceed the spot price over the next 10 years, reaching 145% of the spot price by 2013. In the $140.00 (US) scenario, Cameco would achieve average realized prices of more than 75% of the spot price by 2014 and beyond. These prices are in current dollars, which are dollars in the year they are actually received or paid.
Cameco Expected Average Realized Uranium Price — Constant Volumes
(In brackets, expressed as a % of Spot Price)
Current US $/lb U3O8

	$20	$40	$60	$80	$100	$120	$140
2007	$25.50 (128%)	$29.50 (74%)	$32.75 (55%)	$36.00 (45%)	$39.75 (40%)	$43.50 (36%)	$47.25 (34%)
2008	$22.25 (111%)	$31.75 (79%)	$41.00 (68%)	$49.50 (62%)	$58.25 (58%)	$66.96 (56%)	$75.75 (54%)
2009	$25.00 (125%)	$31.50 (79%)	$37.75 (63%)	$42.75 (53%)	$48.00 (48%)	$53.00 (44%)	$58.00 (41%)
2010	$28.00 (140%)	$35.75 (89%)	$45.25 (75%)	$52.25 (65%)	$60.00 (60%)	$67.50 (56%)	$75.25 (54%)
2011	$28.00 (140%)	$36.25 (91%)	$47.25 (79%)	$56.00 (70%)	$65.50 (66%)	$75.25 (63%)	$84.75 (61%)
2012	$28.25 (141%)	$36.75 (92%)	$49.00 (82%)	$59.50 (74%)	$70.50 (71%)	$81.75 (68%)	$93.00 (66%)
2013	$29.00 (145%)	$39.50 (99%)	$53.50 (89%)	$66.00 (83%)	$78.75 (79%)	$91.75 (76%)	$104.75 (75%)
2014	$28.75 (144%)	$40.00 (100%)	$54.50 (91%)	$67.75 (85%)	$81.00 (81%)	$94.75 (79%)	$108.25 (77%)
2015	$28.50 (143%)	$40.50 (101%)	$55.75 (93%)	$70.00 (88%)	$83.75 (84%)	$98.25 (82%)	$112.75 (81%)
2016	$28.00 (140%)	$40.75 (102%)	$56.25 (94%)	$71.00 (89%)	$85.00 (85%)	$99.75 (83%)	$114.50 (82%)
2017	$26.00 (130%)	$40.50 (101%)	$57.00 (95%)	$72.75 (91%)	$88.00 (88%)	$103.75 (86%)	$119.50 (85%)
Key Assumptions:
•	annual sales deliveries of 33 million pounds for 2007, adjusted for the accounting requirements of the loan agreements and an assumed target level of 35 million pounds per year for the remainder of the period,

•	utilities take maximum quantities where they can,

•	estimates of sales deliveries assume no further interruption in the company’s supply from its own production or from third parties,

•	2007 sales volumes are almost all committed with commitments generally declining thereafter,

•	due to the deferral of deliveries under legacy contracts, we expect to have up to 4 million pounds uranium available to deliver into new market-price contracts in 2007 (with 2007 deliveries totaling 33 million pounds as noted above),

•	approximately half of the available 4 million pounds has been committed to new contracts — not all of the remaining quantity will necessarily be delivered this year, in which case, the forecast 2007 prices would be lower,

•	the 4 million pounds being deferred this year are under legacy contracts at prices considerably lower than current spot prices, and will be delivered in the future over several years at legacy prices, based on negotiated prices,

•	for 2008 to 2012, baseload contracts for Cigar Lake material are impacted and deliveries are deferred to the end of those contracts,

•	no impact from further deferrals of deliveries resulting from the supply interruption provisions has been included for 2008 as the impact is expected to be minimal in this year given the current production forecast,

•	no impact from further deferrals of deliveries resulting from the supply interruption provisions has been included in the years 2009 and beyond as it is premature to forecast,

•	due to the termination of two product loans, we will recognize revenue in 2007 on previously deferred sales of uranium, which were under legacy contracts at prices considerably lower than current market prices,

•	all uncommitted volumes are assumed to be delivered at the spot price,

•	the long-term price in a given year is assumed to be equal to the average spot price for that entire year,

•	all other price indicators are assumed to trend toward the spot price,

•	the average realized prices estimated at each assumed spot price for 2007 include the actual $ 85.00 (US) average spot price for the first three months of the year, and

•	an inflation rate of 2.5%.
Uranium Contracting
As we have discussed in the past, our contracting objective is to secure a solid base of earnings and cash flow to allow us to maintain our core asset base and pursue growth opportunities over the long term. Our contracting strategy focuses on reducing the volatility in our future earnings and cash flow, while providing protection against decreases in market price and retaining exposure to future market price increases. This is a balanced approach, which we believe delivers the best value to our shareholders over the long term.
Our current portfolio reflects a 60/40 mix of market-related and fixed pricing (escalated by inflation) mechanisms. Today our contracting is more focused on market-related pricing. Over the past two years, 2005 and 2006, new contract volumes signed for deliveries in the future were weighted more to market related pricing, with approximately 70% market related and 30% fixed. Consequently, we expect this existing ratio to change over time. The overall strategy will continue to focus on achieving longer contract terms of up to 10 years or more, with floor prices that provide downside protection, and retaining an adequate level of upside potential. In general, most new offers include price mechanisms with a mix of market-related and fixed components. The fixed-price component generally is at or above the industry long-term price indicator at the time of offer and is adjusted by inflation. The market-related component includes a floor price (escalated by inflation).
Cameco has a variety of supply sources including primary production, firm commitments for long-term purchases, inventories of six months forward sales (equivalent to about 17 million pounds, including working inventory) and uranium from opportunistic purchases in the spot market.

Uranium Market Update
Uranium Spot Market
The industry average spot price (TradeTech and UxC) on March 31, 2007 was $95.00 (US) per pound U3O8, up 32% from $72.00 (US) at December 31, 2006. This compares to $40.75 (US) on March 31, 2006 and $36.38 (US) on December 31, 2005.
Spot market volume reported for the first quarter of 2007 was 6 million pounds U3O8. This compares to 8 million pounds in the first quarter of 2006 and 33 million pounds for all of 2006. Prices continued to increase in the first quarter due to steady demand and limited supply.
As has been the trend over the past three years, discretionary purchases continue to dominate, with 60% of the volumes purchased in the first quarter in this category. Generally discretionary purchases are made by utilities to build inventory, traders for positioning and investment and hedge funds to participate in the commodity. Due to limited supplies of U3O8, spot market participants have begun procuring more product in the form of UF6 in order to obtain the contained U3O8, with 39% of the volumes in the quarter being transacted as UF6. It is expected that spot market demand will remain strong in 2007 while supply remains tight, adding further upward pressure to the price.
Uranium Long-Term Market
The industry average long-term price (TradeTech and UxC) on March 31, 2007 was $85.00 (US) per pound U3O8, up 18% from $72.00 (US) at the end of December 2006. This compares to $41.50 (US) on March 31, 2006 and $36.13 (US) on December 31, 2005.
The long-term market remained active in the first quarter as utilities continue to seek secure supply with reliable primary suppliers in an effort to mitigate risk. Long-term contracting in 2007 is expected to be in the order of 200 million pounds U3O8, similar to the volumes contracted in 2006.
Uranium Operations Update
Uranium Production

	Three months ended
Cameco’s share of	March 31		2007 planned
production (million lbs U3O8)	2007	2006	production
McArthur River/Key Lake	2.7	2.7	13.1
Rabbit Lake	1.1	1.0	5.5
Smith Ranch/Highland	0.5	0.4	1.6
Crow Butte	0.2	0.2	0.8

Total	4.5	4.3	21.0

McArthur River/Key Lake
Cameco’s share of production at McArthur River/Key Lake in the first quarter of 2007 was 2.7 million pounds U3O8, identical to production achieved in the same period of 2006.

First quarter production was lower than planned primarily as a result of mill process difficulties in the first two months. Production rates improved in March and Cameco’s share of production for the second quarter of 2007 is expected to be 3.9 million pounds U3O8. Cameco’s share of production for 2007 is expected to be 13.1 million pounds.
In 2006 and during the first two months of 2007, we encountered mill process difficulties associated with higher levels of concrete dilution. Sand filters were installed in 2006 and while this equipment has improved the clarity of the uranium solution, very fine particles carrying organic material are not removed. The resulting organic carryover to the water effluent treatment circuit resulted in effluent quality that required re-treatment in order to achieve acceptable standards for release to the environment. In March, a hydrogen peroxide circuit was added to reduce the concentration of organic material to acceptable levels. Full-scale testing of this equipment is under way and initial results are positive. We are confident that with these changes, the Key Lake mill will be able to process ore at target mill production rates.
As previously reported, we have applied to increase the annual licensed production capacity at both the McArthur River mine and the Key Lake mill to 22 million pounds U3O8 (compared to the current 18.7 million pounds). This application has been undergoing a screening level environmental assessment (EA) as required by the Canadian Environmental Assessment Act with the Canadian Nuclear Safety Commission (CNSC) as the responsible authority.
The CNSC has focused on an evaluation of the longer-term environmental impact of low levels of selenium and molybdenum in the Key Lake mill’s effluent and the concentration of these substances in the downstream receiving environment.
Cameco has developed an action plan to further reduce selenium and molybdenum discharges in the mill effluent. While we believe that the current level of control protects the environment and is consistent with past EAs of the Key Lake operation, we also recognize that improvements can be made to further reduce levels of these two metals. In December 2006, we finalized this action plan in consultation with the CNSC.
At a commission level hearing in January 2007, the CNSC considered a proposed licence amendment for the Key Lake mill to implement this plan. This amendment was approved in March 2007 and the first phase of plan implementation is under way with completion targeted at the end of the year. Reducing the current level of these metals discharged to the environment is expected to help advance the EA to increase the annual licensed production limit at the McArthur River mine and the Key Lake mill. We remain confident that we can incrementally increase production levels with minimal environmental effect.
In addition to obtaining approval for the EA, we need to transition to new mining zones at McArthur River and to implement various mill process modifications at Key Lake in order to sustain increased production levels. Mine planning, development and freeze-hole drilling for the McArthur River transition is ongoing.
Progress on freeze hole drilling in advance of development for two future mining zones improved from 2006 results, with targeted rates achieved for the first quarter of 2007. Another freeze-hole drilling program (required for eventual production from one of these zones) was scheduled to start in the first quarter of 2007; however startup challenges related to recruiting drillers and commissioning of the drills resulted in delays, with startup now expected for the second quarter of 2007. Pre-feasibility assessment work is ongoing for the Key Lake revitalization project.
Rabbit Lake
Rabbit Lake produced 1.1 million pounds U3O8 during the first quarter, or 20% of the forecast 2007 production of 5.5 million pounds. Production was on track with our forecast, which included a one-week planned mill shutdown in January. First quarter production in 2007 was 10% better than the first quarter of 2006 due to relatively better grade. Mill head grade is expected to continue to improve for 2007.
Longer-term mine plans to recover the increased reserves at the Eagle Point mine are being reviewed with the CNSC as the final step prior to development of these areas for mining in 2008 and 2009.
Similar to previous years, the underground drilling reserve replacement program has been extended to include drilling to the end of 2007 and potentially beyond. Approximately 18,000 metres of drilling were completed in the first quarter. Drill targets included testing the north zone of the mine beyond the area where reserves were reported in 2006, as well as an area south of the mine identified initially by surface drilling.
As previously reported, we have submitted an EA to process a little over one half of the future uranium production from Cigar Lake ore at the Rabbit Lake mill beginning in the second to third year of Cigar Lake production. The submission is still under review and it is expected that a CNSC hearing on the EA will occur late in the third quarter of 2007. We began engineering for the expansion of the Rabbit Lake in-pit tailings management facility in the first quarter. Physical earthwork is expected to begin sometime in the fourth quarter of 2007, subject to regulatory approvals.
Smith Ranch-Highland and Crow Butte
Smith Ranch-Highland and Crow Butte in situ leach (ISL) mines produced 0.7 million pounds U3O8 in the first quarter of 2007.
Cigar Lake
Cameco began construction of the Cigar Lake mine on January 1, 2005. On October 23, 2006, Cameco reported that a rockfall causing a water inflow had flooded the underground development.
Cameco is proceeding with a five-phase plan to restore the underground workings at Cigar Lake and complete construction. The first phase of the remediation plan involves drilling holes down to the source of the inflow and to a nearby tunnel where reinforcement may be needed, pumping concrete through the drill holes, sealing off the inflow with grout, and drilling dewatering holes. Subsequent phases include dewatering the mine, ground freezing in the area of the inflow, restoring underground areas and resuming mine development. Regulatory approval is required for each phase of the remediation plan.

We have completed all of the 14 original drill holes planned for reinforcing and sealing off the water inflow area. We have now decided to drill an additional hole in the reinforcement area to pour additional concrete and drilling is currently in progress.
Concrete will be poured in the area near the rockfall to seal off the inflow area and is being poured in a nearby tunnel to provide reinforcement. About 2,200 cubic metres of concrete have been poured in the reinforcement area and it is anticipated the pouring of the concrete for reinforcement will be completed within two to three weeks. We are working with our regulators to provide the information necessary to secure approval for the concrete plug required to seal off the inflow area. Once we receive regulatory approval, we will begin pouring concrete in the inflow area. The concrete mixture is designed to harden under water and will be poured in successive layers.
Cameco received regulatory approval in March to drill the four larger diameter holes planned for mine dewatering and still requires approval to install the pumps. We have the first hole to a depth of 480 meters and are currently drilling the second hole. After we gain experience with drilling the first couple of dewatering holes, we will be able to provide an estimate for the completion of all four holes. We have secured access to all drilling equipment required for the remediation work.
We expect to complete the work necessary to seal off the water inflow in the third quarter of 2007, provided that all necessary regulatory approvals are received in time to carry out the work, the current pace of placing concrete is maintained, and the concrete solidifies as planned to provide reinforcement and prevent or reduce water inflow sufficiently to enable mine dewatering. The effectiveness of the plug will not be known until dewatering is under way.
As previously discussed, the second phase of remediation includes dewatering the underground development, verifying that the water inflow has been sufficiently sealed, and initiating the installation of surface freezing infrastructure. The second phase is expected to be completed by the end of the third quarter 2007, subject to the timing of regulatory approvals.
We will also be making the appropriate application for relicensing since the current Cigar Lake construction licence expires at the end of 2007.
As previously announced, Cameco’s share of additional capital costs to develop Cigar Lake, including mill modifications at Rabbit Lake and McClean Lake (where the uranium will be processed), is currently estimated at $274 million. Adding this cost estimate to the $234 million that Cameco has already spent on Cigar Lake construction brings Cameco’s share of total construction costs to develop the project to about $508 million.
In addition to the $234 million of historic construction costs noted above, Cameco’s investment in Cigar Lake as of December 31, 2006 included $378 million for expenditures related to test mining, infrastructure development and capitalized interest.
Cameco expects its share of capital costs for the Cigar Lake project in 2007 to total $74 million.
In addition to Cigar Lake capital costs, Cameco’s share of remediation expenses are expected to total $46 million, of which $5 million was expensed in 2006. In 2007, Cameco anticipates its share of remediation costs will be $32 million. Remediation expenditures are expensed and will reduce pre-tax earnings accordingly.
After construction is complete, Cameco estimates production startup in 2010, ramping up to the company’s share of full production of about 9 million pounds by 2012. This is subject to regulatory approval and the remediation being completed in a timely fashion.
There are about 244 people working on site including drilling personnel working on the remediation program. Work continues on surface facilities, such as a water treatment plant, an electrical substation and mine ventilation fan foundations.
Cameco has hired internationally qualified independent experts to investigate the two water inflow incidents at the Cigar Lake project and provide corrective action recommendations. We will be issuing these reports and our responses to the corrective action recommendations to the regulators in early May.
On March 30, 2007, Cameco filed a technical report on Cigar Lake prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101. Readers are cautioned that the conclusions, projections and estimates on Cigar Lake in this MD&A is subject to the qualifications, assumptions and exclusions which are detailed in the technical report.
Inkai
At the Inkai ISL project in Kazakhstan, there are two production areas currently in development (blocks 1 and 2). At block 1, construction is under way for the commercial processing facility. In 2007, we expect to complete construction and begin commissioning the commercial facility, subject to regulatory approvals. We expect startup of production in late 2007, with commercial production to follow in 2008.
At block 2, the test mine produced about 0.2 million pounds U3O8 during the first quarter of 2007. We plan to apply for a mining licence in 2007 for block 2. Commercial development of block 2 is planned for 2008.
As previously reported, production from blocks 1 and 2 is expected to total 5.2 million pounds per year by 2010.
Inkai will be subject to taxes in Kazakhstan at statutory rates fixed at the signing of the Resource Use Contract in 2000. Inkai will also be subject to an excess profits tax. The excess profits tax becomes payable when the internal rate of return of the project (as defined in the applicable tax code) exceeds 20%. The excess profits tax is levied at rates scaled from 4% to 30%, depending on the internal rate of return. The excess profits tax rate is applied to pre-tax net income less income tax. Inkai will not pay the excess profits tax in 2007. The timing of the excess profits tax in the future, after Inkai reaches commercial production, will be dependent on the internal rate of return of the project.
Uranium Production Outlook
We are providing an update for our near-term production outlook with the information currently available in the table below.

Cameco’s Share of Production (million pounds U3O8)

Current Forecast	2007	2008	2009	2010	2011
McArthur River/Key Lake [1]	13.1	13.1	13.1	13.1	13.1
Rabbit Lake [2]	5.5	4.9	3.6	3.0	1.9
US ISL	2.4	2.4	3.2	3.9	4.6
Cigar Lake [3]	—	—	—	1.5	4.5
Inkai	0.6	1.9	2.9	3.1	3.1

Total	21.6	22.3	22.8	24.6	27.2

[1]	Cameco has applied to increase its licensed capacity from 18.7 million pounds to 22 million pounds (Cameco’s share 70%), but is awaiting regulatory approval. Until approval has been received, the production forecast has been left at the current licenced capacity. Once approval has been received, it is expected to take about two years to ramp up production to a sustained level. (See discussion in the “Uranium Operations Update” section of this report under the heading “McArthur River/Key Lake”).

[2]	The Rabbit Lake production forecast is based on proven and probable reserves as well as blending lower-grade material. We are optimistic that some of the existing resources may be reclassified as reserves and add to production in the latter years.

[3]	Readers are cautioned that the Cigar Lake production forecast are subject to the qualifications, assumptions and exclusions which are detailed in the March 30, 2007 Cigar Lake technical report.
As we have noted in the past, Cameco purchases and resells significant quantities of uranium. Consequently, we sell more uranium than we produce from our minesites. Cameco has multi-year purchase agreements in place, the most significant being our purchase of uranium derived from blended-down Russian highly enriched uranium (HEU), under which we expect to purchase about 7 million pounds uranium equivalent annually over the period covered by the above table. We also have other committed term purchase arrangements for smaller annual quantities. In addition, we make short-term and spot market purchases.
The current uranium production and HEU purchase forecast noted above for the company is based upon the following key assumptions:
•	the company’s forecast production for each operation is achieved,

•	the company’s schedule for the development and rampup of production from Cigar Lake and Inkai is achieved,

•	the company is able to obtain or maintain the necessary permits and approvals from government authorities to achieve the forecast production,

•	there is no disruption in production due to natural phenomena, labour disputes or other development and operation risks, and

•	the HEU supplier complies with its delivery commitments.
No assurance can be given that the indicated quantities will be produced. Expected future production is inherently uncertain, particularly in the latter years of the forecast, and could materially change over time.
Uranium Exploration Update
Saskatchewan Exploration
As a result of excellent winter conditions in northern Saskatchewan, Cameco was able to complete over 33,000 metres of drilling in 107 holes on advanced and regional projects. All winter drilling programs except the one at McArthur River were near completion by the end of the quarter.
We continued surface drilling on the Rabbit Lake project in support of the Eagle Point mine as well as other brownfield targets. Nearly 12,000 metres were completed in 54 holes including one abandoned hole. Drilling on the Island zone, which is situated several hundred metres south of Eagle Point, intersected significant mineralization in three of seven holes. The best intersection was 10.5% eU3O81 over a core length of 3.6 metres. Drilling east and north of the O2 Next deposit intersected significant alteration, structure and mineralization in a number of holes including 3.4% eU3O8 over a core length of 1.3 metres and located 250 metres east of O2 Next. As all the mine support drill holes are located on Wollaston Lake, any follow-up drilling will have to wait until winter 2008. A summer drilling program will commence in June focusing on land accessible targets.
On the Dawn Lake project, we continued pre-feasibility activities on the 11B zone with completion expected during April. We completed 18 drill holes totalling about 3,100 metres on the Collins Creek deposit focusing on areas not accessible during the summer. Included in this total are six holes, which were abandoned due to excessive deviation in the overburden or drilling problems in the sandstone. Six of the remaining 12 holes contained significant mineralization. One hole returned two separate intersections; a zone in the lower sandstone intersected 1.1% eU3O8 over a core length of 5.1 metres, while an unconformity intersection returned 5.2% eU3O8 over a core length of 7.1 metres. An additional 15 holes are planned for the summer. A scoping study to determine the potential mineability of the Collins Creek deposit is currently under way.
We initiated feasibility activities on the Millennium deposit. Two shaft pilot drill holes were completed and the 3D seismic survey initiated. The service shaft pilot hole was completed to 776 metres while the return airshaft pilot drill hole was drilled to 650 metres. The ground conditions of both holes are excellent, with minimal fracturing and competent rocks. No other drilling was undertaken in the Millennium area. The 3D seismic survey over the Millennium area is currently under way and was about 35% complete at quarter end.
On the McArthur River project, drilling was focused north of the underground workings. A total of about 3,500 metres were completed in three pilot holes, three offcut holes and one historic hole was deepened. Encouraging mineralization continues to be intersected nearly 1,500 metres north of the Pollock shaft.
On the AREVA operated Cree Zimmer project, surrounding the historic Key Lake mine, drill testing of a 070° trending structure west of the P-Zone beneath MacDonald Lake intersected anomalous alteration and elevated radioactivity in a number of holes. A total of 16 drill holes totalling about 3,300 metres were completed. Three holes, totalling 711 metres were drilled along the Key Lake fault southwest of the Gaertner and Deilmann uranium deposits. Although no significant mineralization was intersected, elevated radioactivity was encountered in the basement lithologies of both areas tested. Cameco’s ownership of the Cree Zimmer Joint Venture is 83.335%.

[1]	Equivalent % U3O8, which is based on downhole radiometrics. The chemical assay is pending.

On the Waterbury — Cigar Lake Joint Venture operated by AREVA, a property wide airborne gravity survey is underway. Cameco’s interest in the Waterbury property is 50.025%.
In Saskatchewan, we continued drilling on the Centennial zone of the Virgin River project. Three pilot drill holes and one wedge hole were completed for a total of nearly 3,200 metres. One drill hole was barren and one drill hole was weakly mineralized, while two holes intersected moderate grade intersections of 1.9% eU3O8 over a core length of 4.7 metres and 2.4% eU3O8 over a core length of 9.2 metres respectively. Mineralization has been traced over a length of 600 metres and remains open to the north and south.
Canadian Exploration
On the Otish project in Quebec, two drill holes totalling nearly 1,400 metres were completed. Both holes were reconnaissance in nature and drilled for stratigraphic reasons and to test airborne geophysical anomalies. No significant radioactivity was intersected.
We were successful in obtaining exploration permits on Baffin Island, Nunavut and have entered into a joint venture arrangement with UNOR Inc. to explore these dispositions.
Global Exploration
Further discussion on the Russian exploration collaboration with Tenex has led to signing of a second memorandum of understanding which further develops key points related to management, decision making and company structure. The definitive agreement governing the Cameco-Tenex exploration activities will now be developed, and licences will be applied for on the preferred areas of exploration in Russia.
FUEL SERVICES
Highlights

	Three months ended
	March 31
	2007	2006
Revenue ($ millions)	44	44
Gross profit ($ millions)	9	9
Gross profit %	20	20
Earnings before taxes ($ millions)	8	8
Sales volume (million kgU)	2.4	3.3
Production volume (million kgU)	3.9	3.3
Fuel Services Results
The results for 2007 reflect the deferral of revenue and the associated costs on conversion services deliveries of 0.2 million kgU, related to the standby product loan agreements discussed under the uranium business segment. The effect of the deferral was a decrease in reported revenue of $3 million. Gross profit on the deferred conversion services deliveries was $1 million.

As in the case of the deferred uranium revenue, the timing of cash receipts on the deferred revenue is the same as on any other sale and is unaffected by the accounting treatment for the revenue. As a result, cash flows are not impacted by the deferral. Cameco will recognize the deferred revenue and associated costs when the loan agreements are terminated, or if drawn upon, when the loans are repaid and that portion of the facility is terminated.
First Quarter
In the first quarter of 2007, revenue from our fuel services business was unchanged at $44 million compared to the same period in 2006, as the impact of a decline in reported sales volumes was offset by an increase in the realized price. Most conversion sales are at fixed prices and have not yet fully benefited from the significant increase in UF6 spot prices.
Total cost of products and services sold, including DDR, was also unchanged at $35 million compared to 2006. The effect of the lower volume was offset by higher costs, which are related to the mix of products delivered in 2007. A higher proportion of sales were attributable to fabrication in 2007.
In the first quarter of 2007, earnings before taxes were $8 million, unchanged compared to 2006.
Fuel Services Outlook for Second Quarter 2007
For the second quarter of 2007, our fuel services revenue is projected to be about 50% higher than that of the first quarter due to an expected increase in deliveries. It is anticipated that the average realized price will be slightly lower. The projection includes the recognition of $3 million in revenue previously deferred due to the product loan arrangements referred to above.
Fuel Services Outlook for the Year 2007
Cameco expects 2007 revenue from the fuel services business to be nearly 15% higher than in 2006 due to an anticipated 3% increase in deliveries and an improvement in the average realized selling price.
Reported sales volume from fuel services in 2007 is expected to total 19.1 million kgU, down from the previous estimate of 20.2 million kgU, due to deferrals in deliveries under existing contracts. This compares to sales of 18.5 million kgU in 2006. The cost of product sold is expected to increase due to the higher volume. On a per unit basis, product costs are projected to be similar to 2006.
The outlook for the first quarter and the 2007 financial results for the fuel services business segment are based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, and prices,

•	no disruption of supply from our facilities or third-party sources, and

•	a US/Canadian spot exchange rate of $1.15.
Fuel Services Price Sensitivity Analysis
The majority of fuel services sales are at fixed prices with inflation escalators. In the short term, Cameco’s financial results for fuel services are relatively insensitive to changes in the spot price for conversion. Newer fixed-price contracts generally reflect longer-term prices at the time of contract award. Therefore, in the coming years, our contract portfolio for conversion services will be positively impacted by these higher fixed-price contracts.
UF6 Conversion Market Update
Spot market UF6 conversion prices weakened slightly over the quarter. Outlined below are the industry average spot market prices (TradeTech and UxC) for North American and European conversion services.

	March 31/07	Dec 31/06	March 31/06	Dec 31/05
Average spot market price ($US/kgU)
• North America	11.63	11.75	11.50	11.50
• Europe	11.15	12.38	12.00	11.50
Outlined below are the industry’s average long-term prices (TradeTech and UxC) for North American and European conversion services.

	March 31/07	Dec 31/06	March 31/06	Dec 31/05
Average long-term price ($US/kgU)
• North America	12.25	12.25	11.75	12.00
• Europe	13.00	13.75	13.00	12.88
Fuel Services Operations Update
Production
Blind River Refinery
We produced 3.6 million kgU as UO3 in the first quarter of 2007 compared to 5.3 million kgU in the first quarter of 2006. Production was lower because UO3 was only produced to supply the Port Hope conversion facility with no production being made for the Springfields Fuel Limited (SFL) inventory. We anticipate producing material for SFL starting in the third quarter.
Uranium inventory stored at the Blind River refinery has been declining over the past several years, which may cause changes to the customary operating schedule at the refinery. Under our conversion services contracts customers supply the uranium to be processed. In the past, many of these customers stored large inventories at our facility, providing an ample supply of feedstock. Currently, customers have much less inventory and therefore they provide the feedstock on a just-in-time basis.
The result is that the Blind River refinery will operate with more shutdowns as we manage production to match the delivery of uranium feed. However, we anticipate that there is sufficient UO3 inventory at Blind River to provide an adequate buffer to continue typical operations at the Port Hope conversion facilities. In addition, there is adequate inventory of UO3 stored to meet SFL requirements through to the fourth quarter.

Production of UO3 for the second quarter should be similar to the first quarter and the forecast for the year is about 15.4 million kgU, down slightly from our original forecast of 16.0 million kgU.
In February 2007, the CNSC issued a new five-year operating licence to the Blind River refinery, which is valid through to February 2012. In addition, in early April 2007, the CNSC amended the licence to incorporate conditions for the operation of the modified incinerator discussed in the fourth quarter report dated February 7, 2007. This allows the incinerator to be operated once modifications are complete in late April or early May.
We have received comments from various federal agencies on our draft environmental assessment (EA) submitted in support of the application to increase the licensed capacity of the refinery from 18 million to 24 million kgU as UO3. The comments and questions are being addressed and it is anticipated the revised EA will be submitted by the end of the second quarter.
Port Hope Conversion Facility
At our Port Hope conversion facilities, we produced 3.7 million kgU as UF6 and UO2 in the first quarter of 2007, compared to 3.2 million kgU in the first quarter of 2006. The higher production reflects significant progress in increasing the fluorine generation capacity of the UF6 plant.
As a result of a temporary shortage of empty UF6 cylinders, production was interrupted in March. To maximize efficiency, maintenance activities were initiated during the interruption, and are expected to continue into the first part of the second quarter. As a result, production in the second quarter of 2007 is expected to be about 3.7 million kgU as UF6 and UO2, slightly less than target. Due to the deferral of some deliveries under existing contracts, annual production is forecast to be about 12.9 million kgU, down from the previous forecast of 13.8 million kgU.
In addition to our production at the Port Hope facility, we will secure another 5 million kgU as UF6 from the SFL facility in 2007.
In February, the CNSC issued a new five-year operating licence to the Port Hope conversion facility, which is valid to February 2012.
The CNSC has not yet issued the draft scope for the required EA for the Vision 2010 project. This project proposes to clean up and modernize the Port Hope conversion facility site. Design and preliminary engineering for the project have been proceeding.
The EA submitted by the federal government to construct a long-term waste management facility and conduct a clean up of the Municipality of Port Hope was approved by the CNSC. The approval allows the project to proceed into the licensing phase, which is expected to take about one year. The federal waste management facility will provide space for the historic waste to be removed from the conversion plant as a result of Cameco’s Vision 2010 project.
We began negotiations for new collective agreements with the two United Steelworkers Union locals at the Port Hope conversion facility in early April. The current agreements end on June 30, 2007.

Fuel Manufacturing
A shortfall in bundle production occurred in 2006 due to challenges with equipment and an insufficient number of operators early in the year. In the first quarter of 2007, efforts focused on making up this shortfall, and by the end of March more than half the shortfall had been made up.
The CNSC issued the draft guidelines for the EA for production of commercial quantities of slightly enriched uranium fuel, and the period for public comment ended on March 9, 2007. The CNSC staff will now revise the guidelines based on this input. A CNSC hearing to seek the approval of the guidelines has been scheduled for June 22, 2007.
In February 2007, the CNSC issued a new five-year operating licence to Zircatec, which is valid to February 2012.
Negotiations for a new collective agreement commenced with the United Steelworkers Union local at Zircatec late in March. The agreement ends on June 1, 2007.
NUCLEAR ELECTRICITY GENERATION
Highlights
Bruce Power Limited Partnership (100% basis)

	Three months ended
	March 31
	2007	2006
Output — terawatt hours (TWh)	5.4	6.6
Capacity factor (%) [1]	78	95
Realized price ($/MWh)	54	50
Average Ontario electricity spot price ($/MWh)	53	51
($ millions)
Electricity revenue	290	334
Operating costs [2]	259	182
Cash costs	230	157
- operating & maintenance	186	115
- fuel	16	14
- supplemental rent [3]	28	28
Non cash costs (amortization)	29	25
Income before interest and finance charges	31	152
Interest and finance charges	10	12
Earnings before taxes	21	140
Cash from operations	76	80
Capital expenditures	21	22
Operating costs ($/MWh)	48	28
Distributions	75	135

[1]	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

[2]	Net of cost recoveries.

[3]	Supplemental rent is about $28.3 million per operating reactor for 2007.

In the first quarter of 2007, BPLP generated cash from operations of $76 million compared to $80 million in the first quarter of 2006. The decrease reflects lower revenues and changes in working capital requirements. In the first quarter of 2006, nearly $100 million was used for short-term working capital requirements. Capital expenditures for the first quarter of 2007 totalled $21 million compared to $22 million during the same period in 2006.
BPLP also distributed $75 million to the partners in the first quarter. Cameco’s share was $24 million. The partners have agreed that all future excess cash will be distributed on a monthly basis and that separate cash calls will be made for major capital projects.
Cameco’s Earnings from BPLP

	Three months ended
	March
($ millions)	2007	2006
BPLP’s earnings before taxes (100%)	21	140
Cameco’s share of pre-tax earnings before adjustments	7	44
Proprietary adjustments	4	3
Pre-tax earnings from BPLP	11	47
First Quarter
Earnings Before Taxes
Cameco’s pre-tax earnings from BPLP amounted to $11 million during the first quarter compared to $47 million during the same period in 2006. This decrease in 2007 was due to lower generation and higher operating costs related to planned outages in the quarter.
Output
BPLP achieved a capacity factor of 78% in the first quarter of 2007, compared to 95% in the same period of 2006. During the first quarter of 2007, the BPLP units generated 5.4 TWh of electricity compared to 6.6 TWh in 2006.
Outlined below are the maintenance activities for BPLP that occurred during the first quarter of 2007.
Planned Outages

Bruce B Unit 6	•	Unit B6 returned to service on April 10 following a planned outage that began January 20 to perform routine maintenance.

Unplanned Outages

Bruce B Unit 8	•	Unit B8 returned to service on March 10 following an outage that began March 6 to repair equipment used to refuel the reactor.
During the first three months of 2007, the B reactors were offline for 75 days, including four days due to unplanned outages. In the first quarter of 2006, the B reactors experienced eight days of unplanned outages.

Price
For the first quarter of 2007, BPLP’s electricity revenue decreased to $290 million from $334 million over the same period in 2006 due to the lower output, partially offset by a 7% increase in the realized selling price.
The realized price achieved from a mix of contract and spot sales averaged $54 per MWh in the quarter, up from $50 per MWh in the same quarter of 2006. During the first three months, the Ontario electricity spot price averaged $53 per MWh, compared to $51 per MWh in the first quarter of 2006.
To reduce its exposure to spot market prices, BPLP has a portfolio of fixed-price sales contracts. During the first quarter of 2007, about 47% of BPLP output was sold under fixed-price contracts, about the same as in the first three months of 2006.
Cameco provides guarantees to customers under these contracts of up to $72 million. At March 31, 2007, Cameco’s actual exposure under these guarantees was $1 million. In addition, Cameco has agreed to provide up to $133 million in guarantees to CNSC and $58 million to Ontario Power Generation Inc. (OPG) to support other Bruce Power commitments. Of these amounts, corporate guarantees have been issued for $24 million to the CNSC and $58 million to OPG at March 31, 2007.
Costs
Operating costs (including amortization) were $259 million in the first quarter of 2007, compared with $182 million in the same period of 2006. This increase was primarily attributable to maintenance costs associated with the outage of unit 6 during the quarter. About 95% of BPLP’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per MWh basis, the operating cost in the first quarter of 2007 was $48, compared to $28 in the first quarter of 2006.
BPLP Outlook Considerations
The results from BPLP are influenced by a number of factors including operating performance, costs and realized price. The operating performance is affected by planned and unplanned outages. Total costs are relatively insensitive to changes in output, as about 95% of BPLP’s operating costs are fixed and most of the costs are incurred whether the plant is operating or not. As a result, unit costs are dependent on output and subject to large variability if output changes. Cameco reports BPLP costs net of recoveries. Realized prices are made up of a mixture of sales under contract at fixed prices and sales in the Ontario spot electricity market. The Ontario spot price is dependent on a number of factors such as the supply of and demand for electricity. Demand for electricity is very sensitive to Ontario weather patterns.

BPLP’s Outlook for Second Quarter 2007
In the second quarter of 2007, there are no planned outages other than the completion of the outage for Unit 6, which was shut down on January 20 and returned to service early in April. As a result, BPLP’s average unit costs are expected to be about $32 per MWh compared to $48 in the first quarter of 2007.
For the second quarter of 2007, we anticipate BPLP revenue to be about 20% higher than in the first quarter, as the result of higher generation. The average realized price is expected to be similar to that of the first quarter.
BPLP’s Outlook for 2007
In 2007, capacity factors for the B units are expected to average in the low 90% range similar to the 91% achieved in 2006. After investing significant capital on refurbishing the B units over the past few years, we anticipate continued reliable performance with the only planned outage being the one completed in April.
For 2007, the average unit cost is expected to rise to $34 per MWh compared to $31 in 2006. Total costs are expected to rise by 12% in 2007 over 2006. The increase is due primarily to a rise in staff costs, operating and maintenance costs for heavy water treatment and fuel costs as well as lower incidental recoveries compared to 2006. In addition, higher amortization expenses are expected in 2007, reflecting the addition of the new administration building and other capital projects.
For 2007, we anticipate BPLP revenue to be 18% higher than in 2006, almost entirely due to higher expected realized prices, which are made up of fixed contract prices and Ontario spot market electricity prices. The spot prices are very sensitive to Ontario weather patterns. In 2006, the average realized price was $48 per MWh.
The second quarter and 2007 outlook for BPLP assumes that the B units will achieve their targeted capacity factor and that there will be no significant changes in current estimates for costs and prices.
Electricity Price Sensitivity Analysis
For the remainder of 2007, BPLP has about 6 TWh under contract, which would represent about 28% of Bruce B generation at its planned capacity factor. For the remainder of 2007, a $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from BPLP by about $3 million.
New Fuel Program
As part of its Bruce B power uprate project, BPLP had initiated plans to refuel the B units with modified fuel containing slightly enriched uranium (SEU) beginning in 2008. Until recently, all four of the B units were operating at 90% of maximum power, based on an operating limitation imposed by the CNSC. The operating limitation ensures that necessary safety margins are maintained. The use of the modified fuel is intended to allow the reactors to operate closer to design capacity, while maintaining safety margins. Approval is required from the CNSC to operate the B units with the modified fuel.
In early 2007, Bruce Power, in consultation with the CNSC, revised its fuel deployment strategy and is now developing plans to load the modified fuel into the Bruce A reactors prior to loading such fuel into the B reactors, subject to the finalization of all commercial arrangements and Bruce Power board approvals. This will delay the power uprate program at Bruce B.
BPLP has successfully taken other steps to partially restore power ratings at the B units. In 2004, unit 6 received CNSC approval to operate at 93% on the basis of improved safety margins attributed to completion of the first phase of a fuel core reordering program. Units 7 and 8 have since achieved this uprate to 93%. Unit 5 is expected to receive this uprate by 2008.
GOLD
Cameco owns approximately 53% of Centerra, which is listed on the Toronto Stock Exchange under the symbol CG. Centerra owns and operates two gold mines: Kumtor, which is located in the Kyrgyz Republic and Boroo located in Mongolia.
Financial Highlights

	Three months ended
	March 31
	2007	2006
Revenue ($ millions)	96	107
Gross profit ($ millions)	24	36
Gross profit %	25	34
Realized price (US$/ounce)	645	542
Sales volume (ounces)	128,000	172,000
Gold production (ounces) [1]	133,000	154,000

[1]	Represents 100% of production from the Kumtor and Boroo mines.
Gold Results
First Quarter
For the three months ended March 31, 2007, revenue from our gold business decreased by $11 million to $96 million compared to the first quarter of 2006. The decline in revenue was due to lower production, which offset the benefit of a higher realized gold price. Production at Kumtor continues to be impacted by the pit wall movement that occurred in July 2006. The realized price for gold rose to $645 (US) per ounce in the quarter compared to $542 (US) per ounce in the first quarter of 2006, due to higher spot prices.
Kumtor’s production was 66,000 ounces compared to 89,000 ounces in the first quarter of 2006. This decrease was due to reduced throughput and a lower mill head grade that averaged 2.2 grams per tonne (g/t) in the quarter compared to 2.4 g/t in the same period in 2006.

Production at Boroo was 67,000 ounces in the quarter compared to 65,000 ounces in the first quarter of 2006. The average head grade of ore fed to the mill was unchanged at 3.9 g/t compared to the same period last year.
Gold Outlook for the Year 2007
Overall, 2007 production, on a 100% basis, is expected to total between 700,000 and 720,000 ounces of gold. At Kumtor, production for the full year 2007 is expected to be about 450,000 to 460,000 ounces of gold. Recently, at Kumtor, a minor slope movement has been detected in the waste dump above the central pit and SB zone highwall. The waste dump slope is currently designed at a 33-degree angle. Geotechnical drilling and analysis is underway to determine whether a lower design slope angle is required to stabilize the waste dump and if so, the effect on future production. At Boroo, on a 100% basis, we expect production in the range of 250,000 to 260,000 ounces of gold in 2007. Gold revenue is expected to increase by 20% to 25% in 2007 over 2006. This outlook for the gold business is based on the following key assumptions:
•	Centerra’s forecast production is achieved,

•	spot gold price of $650 (US) per ounce, and

•	a US/Canadian spot exchange rate of $1.15.
Gold Market Update
The average spot market gold price during the first quarter of 2007 was $650 (US) per ounce, an increase of 17% compared to $554 (US) per ounce in 2006.
Gold Price Sensitivity Analysis
For the remainder of 2007, a $25.00 (US) per ounce change in the gold spot price would change Cameco’s revenue by about $16 million (Cdn), cash flow by about $13 million (Cdn) and net earnings by about $7 million (Cdn).
Political Update
Kyrgyz Republic
The political situation in the Kyrgyz Republic is still evolving and there continues to be a risk of future political instability. The opposition staged public protest in mid-April calling for the resignation of the president and for amendments to the constitution. The ultimate political implications of these events are not yet clear. The recently elected Prime Minister Atambayev endorses broad constitutional and economic reforms.
In February 2007, based on the long-term relationship between the government of the Kyrgyz Republic and Cameco as original founders of Centerra, the government invited Cameco and Centerra to conduct discussions regarding a number of issues concerning Kumtor. On March 26, 2007 the parliament accepted in the first reading and returned to committee for further deliberation draft legislation that, among other things, challenges to the legal validity of the Kumtor agreements with the Kyrgyz Republic. It also proposes recovery of additional taxes and amounts relating to past activities, and provides for the transfer of gold deposits (including Kumtor) to a state-owned entity. If enacted, there would be a substantial risk of harm to the value of Cameco’s interest in Centerra. We expect the draft bill to be the subject of extensive discussion and parliamentary procedure before being considered for further approval, if at all. The bill is on the parliamentary agenda for its May session, which begins May 21, 2007. Currently this action has no legislative effect and does not interfere with Centerra’s operations in the country.
Centerra has expanded the scope of its existing arbitration proceeding with the Kyrgyz Republic to include the recent parliamentary action. The prime minister has made strong public statements supporting a constructive dialogue with Centerra and invited Cameco and Centerra to continue discussions regarding a number of issues concerning Kumtor. The positive resolution of these issues would help to provide a stable and favourable operational environment for and an improved investment climate in the Kyrgyz Republic. If the issues between the Kyrgyz Republic and Cameco and Centerra are not resolved to their mutual satisfaction, the risks to Centerra and Cameco will increase significantly. Centerra and Cameco expect to re-engage in discussions with the new government regarding the Kumtor project following the resolution of outstanding political issues in the country.
In December 2006, at the direct request of the Kyrgyz government, Centerra paid disputed amounts relating to land tax and high altitude premium payable to its Kumtor mine employees. Centerra has begun international arbitration with the government to recover the disputed amounts. The total amount in dispute for 2006 is about $7 million (US).
Centerra has previously reported on inquiries and investigations following the ouster of President Akaev in 2005. None of these inquiries and investigations has resulted in any material negative effect on Kumtor, and to Centerra’s knowledge, are inactive or are currently not being pursued by the Kyrgyz authorities. Nonetheless, as the largest foreign investment enterprise in the Kyrgyz Republic, the Kumtor project continues to be the subject of significant political debate.
Mongolia
Centerra continues negotiations regarding its Boroo stability agreement and Gatsuurt investment agreement with the Mongolian government amid strong nationalistic sentiment in the country. No agreements have yet been reached.
The Ministry of Finance has alleged certain tax-related violations by Centerra and notified it on January 15, 2007 that the Boroo stability agreement will be terminated unless the alleged violations are cured within 120 days. Centerra responded to the minister that in all cases it has either remedied the alleged violations or strongly disputes that a violation exists. Subsequent correspondence with the minister of finance indicates that most of the outstanding matters in dispute have been resolved to the government’s satisfaction. The minister has asserted that Boroo is subject to tax at the rate of 20% effective January 1, 2007, rather than March 1, 2007, on the basis that commercial production, and therefore the three-year tax exemption applicable to Boroo under its Stability Agreement, began on January 1, 2004 rather than March 1, 2004. Centerra disputes the Minister’s claim. The amount in issue is approximately $4 million for the full year 2007. Centerra believes that this and other remaining matters will be resolved through further discussions with the Ministry of Finance or as part of the continuing negotiations on the Boroo Stability Agreement. At the request of the parliament, the Mongolian Accounting Chamber is currently conducting a comprehensive audit of Centerra’s operations in the country.

The Mongolian Parliament continues to debate recent changes to mining legislation and the applicability of the windfall profit tax as well as state participation in various mining projects. The windfall tax applies at the rate of 68% on sales of gold above $500 (US) per ounce. Under the new minerals law, parliament may designate deposits as strategic and the state may take up to a 34% interest in those strategic deposits in respect of which exploration was funded privately or 50% interest in those strategic deposits in respect of which exploration was funded by the state. On February 6, 2007, Parliament designated the Boroo deposit as strategic but resolved that the state would take no interest, as the deposit would continue to be subject to the terms of the existing stability agreement. While the government has acknowledged that neither the windfall profit tax nor the strategic deposit provisions will apply to the Boroo project, it has not yet agreed to provide similar protection to the Gatsuurt project.
Pursuant to an agreement between Centerra Gold Mongolia Limited (CGM) and Gatsuurt LLC, an arm’s length Mongolian limited liability company, under which CGM acquired the Gatsuurt licences, CGM agreed to transfer the licence that covers the Central Zone of the Gatsuurt property to Gatsuurt LLC if CGM did not complete a feasibility study by December 31, 2005. CGM completed a feasibility study in December 2005. In early 2006, Gatsuurt LLC informed Centerra that it does not believe that CGM complied with its obligation. Gatsuurt LLC has recently begun proceedings in the Mongolian National Arbitration Court (MNAC) alleging non-compliance by CGM and seeking the return of the licence. CGM intends to contest the jurisdiction of the arbitration court and continues to believe that the Gatsuurt LLC claim is without merit. However, CGM’s challenges may be unsuccessful, resulting in the MNAC taking jurisdiction over the dispute. Any decision of the MNAC may be final and binding on CGM. An appeal, if any, would likely be to the courts of Mongolia.
NUCLEAR INDUSTRY DEVELOPMENTS
In 2006, world uranium production decreased by 6% to an estimated 102 million pounds from 108 million pounds in 2005. Decreased production occurred in several of the large uranium producing countries — Australia, Canada, Namibia, and South Africa. The production decreases can be linked to the weather and problems with operations and ore grades at several of the largest production centers. These decreases were partially offset by increases in production in both the US and Kazakhstan.
It is anticipated that production will increase in 2007 as 2006 saw the startup of five new production centers located in Kazakhstan, the US, and Namibia. While these new production centers contributed little to 2006 production, they could add approximately 10 million pounds annually to world production as they rampup production in the next several years. Additional new mines are planned for startup in 2007. Cameco estimates that 2007 world production will be approximately 115 million pounds, a 13% increase over 2006. A number of additional mines are in the licensing and/or development stage.
World Reactor News
United States
The Nuclear Energy Institute estimates that the US nuclear industry generated 788 million MWh of electricity in 2006, slightly higher than the 782 million MWh generated in 2005 and close to

2004’s record of 789 million MWh. The average net capacity factor was 89.9% in 2006, slightly higher than 2005’s 89.3%. The industry’s record high of 90.3 percent was set in 2002.
The US Nuclear Regulatory Commission (NRC) has awarded an Early Site Permit (ESP) to Entergy for a possible new unit at the Grand Gulf plant in Mississippi. An ESP permit, which certifies that the site is safe and environmentally suitable for a new nuclear unit, remains valid for 20 years. The next step is to prepare an application for a combined construction and operating licence (COL), which Entergy plans to submit in 2008. This brings the number of ESP’s granted to two. In the US, 15 entities are proceeding with applications for either an ESP or a COL for potential new nuclear power plants, with as many as 33 new units under consideration.
The US utility, TXU announced the cancellation of eight coal-fired power stations when it agreed to be acquired by two private equity firms. The TXU projects had been the subject of intense environmental debate. TXU will now focus on new nuclear power and expects to file the necessary applications with the NRC for a COL for two large units at its Comanche Peak station in Texas in 2008. TXU has stated they ultimately want to build two to five new reactors.
India
According to the Nuclear Power Corporation of India, Unit 3 at India’s Kaiga nuclear power plant achieved initial criticality on February 26, 2007. Once Unit 3 reaches commercial operation, India’s total nuclear capacity will increase from 3,900 MWe to 4,120 MWe, which would enable the nation to meet its nuclear capacity goal for its 2002 to 2005 five-year plan. Construction on Unit 3 began five years ago in March 2002. Unit 4 at Kaiga is nearing completion and is expected to achieve initial criticality in the next few months.
India has launched preparatory work for the development of a nuclear power project consisting of six 1,650 MWe European pressurised reactors at a site in India. Depending upon the successful completion of the Indo-US civil nuclear agreement, India hopes to start construction in 2008. India plans to increase nuclear power capacity to 30,000 MWe over the next 20 years.
Other
A special working group from the World Energy Council has released a report entitled “The Role of Nuclear Power in Europe”. Overall, the report finds that nuclear power will continue to play an important role in providing stable energy for European countries through the current fleet and potentially through new reactors. The report also states that current plants are recognized as providing power on a cost-competitive basis, and that there is the potential for nuclear to be an important non-carbon emitting source of power.
On April 16, 2007, the New York Mercantile Exchange, Inc., a subsidiary of NYMEX Holdings, Inc. signed a 10-year agreement with the Ux Consulting Company, LLC (UxC) to introduce off-exchange-traded uranium futures products on the CME Globex® and NYMEX ClearPort® electronic platforms on May 6 for trade date May 7. We are seeking more information as to how this exchange will function and the potential impact for the industry.

LIQUIDITY AND CAPITAL RESOURCES
During the quarter, Cameco arranged for an additional $40 million of letter of credit facilities to provide financial assurance for future decommissioning and reclamation of Cameco’s operating sites, for a total of $290 million of letter of credit facilities.
Credit Ratings
The following table provides Cameco’s third party ratings for our commercial paper, senior debt and convertible debentures, as of March 31, 2007:

Security	DBRS	S&P
Commercial Paper	R-1 (low)	A-1 (low)*
Senior Unsecured Debentures	A (low)	BBB+
Convertible Debentures	BBB (high)	Not Rated

*	A-1 (low) is the Canadian National Scale Rating while the Global Scale Rating is A-2.
Please see Cameco’s 2006 Annual Information Form dated March 30, 2007, under the heading “Rating of Securities” at page 107 for further information regarding these third party ratings of the above noted Cameco’s securities.
Debt
In addition to cash from operations, debt is used to provide liquidity. Cameco has sufficient borrowing capacity to meet its current requirements with access to about $790 million in unsecured lines of credit.
Commercial lenders have provided a $500 million five-year unsecured revolving credit facility, available until November 30, 2011. Upon mutual agreement the facility can be extended for an additional year. In addition to direct borrowings under the facility, up to $100 million can be used for the issuance of letters of credit and, to the extent necessary, up to $400 million may be allocated to provide liquidity support for the company’s commercial paper program. The facility ranks equally with all of Cameco’s other senior debt. At March 31, 2007, there were no amounts outstanding under this credit facility.
Cameco may borrow directly from investors by issuing up to $400 million in commercial paper. At March 31, 2007, there were no amounts outstanding under the commercial paper program.
Various financial institutions have entered into agreements to provide Cameco up to approximately $290 million in short-term borrowing and letters of credit facilities. These arrangements are predominantly used to fulfill regulatory requirements to provide financial assurance for future decommissioning and reclamation of our operating sites. At March 31, 2007, outstanding letters of credit amounted to $212 million under these facilities. Cameco has established separate letter of credit facilities to support standby product loan facilities, as described below.

Product Loan Facilities
In 2006, Cameco arranged for three standby product loan facilities with two of its customers. The arrangements, which were finalized in June and July of 2006, allow Cameco to borrow up to 5.6 million pounds U3O8 equivalent over the period 2006 to 2008 with repayment in 2008 and 2009. Of this material, up to 1.4 million kgU can be borrowed in the form of UF6. Under the loan facilities, standby fees of 0.5% to 2.25% are payable based on the market value of the facilities, and interest is payable on the market value of any amounts drawn at rates ranging from 4.0% to 5.0%. Any borrowings will be secured by letters of credit and are repayable in kind.
Revenue from future deliveries to these counterparties (up to the limit of the loan facilities) will be deferred until the loan arrangements have been terminated, or if drawn upon, when the loans are repaid and that portion of the facility is terminated.
The market value of the facilities is based on the quoted market price of the products at March 31, 2007 and was approximately $544 million (US). As at March 31, 2007, the company did not have any loan amounts outstanding under the facilities.
Cameco has established $300 million (US) of letter of credit facilities maturing in 2010 to support these standby product loan facilities. At March 31, 2007, there were no amounts outstanding under these letter of credit facilities.
On April 16, 2007, Cameco gave notice of termination to the counterparty to two of the three product loan arrangements. In accordance with the agreement, the loan facility will be terminated 30 days from the date of notice. Cameco will recognize previously deferred revenues and costs in the second quarter of 2007. Cameco will cancel $150 million (US) of the letter of credit facilities in the second quarter.
Debentures
Cameco’s senior unsecured debentures consist of $300 million of debentures that bear interest at the rate of 4.7% per annum and mature September 16, 2015.
Convertible Debentures
Cameco has $230 million outstanding in convertible debentures. The debentures bear interest at 5% per annum, mature on October 1, 2013, and at the holder’s option are convertible into common shares of Cameco. The debentures are redeemable by the company beginning October 1, 2008 at a redemption price of par plus accrued interest. Refer to note 7 in the “Notes to Consolidated Financial Statements” dated December 31, 2006.
BPLP
BPLP holds a long-term lease with OPG to operate the Bruce nuclear power facility. The term of the lease, which expires in 2018, is 18 years with an option to extend the lease for up to an additional 25 years.
BPLP has a $150 million revolving credit facility that is available until July 21, 2008 as well as a $30 million letter of credit facility. At March 31, 2007, BPLP had $29 million outstanding under the revolving credit facility.

Debt Covenants
Cameco is bound by certain covenants in its general credit facilities. The financially related covenants place restrictions on total debt, including guarantees, and set minimum levels of net worth. As at March 31, 2007, Cameco met these financial covenants and does not expect its operating and investment activities in 2007 to be constrained by them.
Contractual Cash Obligations
There have been no material changes to Cameco’s contractual cash obligations since December 31, 2006, including payments due for the next five years and thereafter. For further information on these contractual obligations, refer to the MD&A in Cameco’s 2006 Annual Financial Review.
Commercial Commitments
There have been no material changes to Cameco’s commercial commitments since December 31, 2006. For further information on these commercial commitments, refer to the MD&A in Cameco’s 2006 Annual Financial Review.
OUTSTANDING SHARE DATA
At March 31, 2007, there were 353.4 million common shares and one Class B share outstanding. In addition, there were 7.2 million stock options outstanding with exercise prices ranging from $3.13 to $46.88 per share. Cameco also has convertible debentures in the amount of $230 million outstanding. This issue may be converted into a total of 21.2 million common shares at a conversion price of $10.83 per share. The debentures are redeemable by Cameco beginning on October 1, 2008 at a redemption price of par plus accrued interest. At current share prices, we expect existing holders to convert to equity.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the most recent interim period, there have been no changes in Cameco’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

QUALIFIED PERSONS
The disclosure of scientific and technical information regarding the following Cameco properties in this news release and MD&A were prepared by or under the supervision of the following qualified persons for the purpose of National Instrument 43-101:

Qualified Persons	Properties
• Cameron Chapman, Technical Superintendent, McArthur River, Cameco	McArthur River/Key Lake
• Les Yesnik, General Manager, Key Lake mill, Cameco
• Alain G. Mainville, Director, Mineral Resources Management, Cameco
• Barry Schmitke, General Manager, Cigar Lake project, Cameco	Cigar Lake
• Alain G. Mainville, Director, Mineral Resources Management, Cameco
• Ian Atkinson, Vice-President, Exploration, Centerra Gold	Kumtor
CAUTION REGARDING FORWARD-LOOKING INFORMATION
Statements contained in this MD & A, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pitwall failure and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor & media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316
INVESTOR INFORMATION

Common Shares	Inquiries	Transfer Agent
CCO	Cameco Corporation	CIBC Mellon Trust Company
Toronto Stock Exchange	2121 — 11th Street West	320 Bay Street, P.O. Box 1
	Saskatoon, Saskatchewan	Toronto, Ontario
CCJ	S7M 1J3	M5H 4A6
New York Stock Exchange
	Phone: 306-956-6200	Phone: 800-387-0825
Convertible Debentures	Fax: 306-956-6318	(North America)
CCO.DB	Web: cameco.com	Phone: 416-643-5500
Toronto Stock Exchange		(outside North America)
- End -

Cameco Corporation
Highlights
(Unaudited)

		(as adjusted -
		note 1(b))
	Three Months Ended
	Mar 31/07	Mar 31/06

Financial (in millions)
Revenue	$409	$542
Earnings from operations	49	138
Net earnings	59	112
Cash provided by operations	139	286
Working capital (end of period)	807	877
Net debt to capitalization	10%	5%

Per common share
Net earnings — Basic	$0.17	$0.32
— Diluted	0.16	0.30
Dividend	0.05	0.04

Weighted average number of paid common shares outstanding (in thousands)	352,401	349,933

Average uranium spot price for the period (US$/lb)	$85.00	$38.96

Sales volumes
Uranium (in thousands lbs U3O8)	6,275	11,991
Fuel services (tU)	2,389	3,332
Gold (troy ounces)	128,000	172,000
Electricity (TWh)	1.7	2.1
Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco’s	Three Months Ended
Cameco Production	Share	Mar 31/07	Mar 31/06

Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	2,692	2,696
Rabbit Lake	100.0%	1,129	982
Crow Butte	100.0%	189	187
Smith Ranch Highland	100.0%	486	363

Total		4,496	4,228

Fuel services (tU)	100.0%	3,897	3,349

Gold (troy ounces)
Kumtor	100.0%	66,000	89,000
Boroo	100.0%	67,000	65,000

Total		133,000	154,000

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
(In Thousands)

		(as adjusted -
		note 1(b))
	Three Months Ended
	Mar 31/07	Mar 31/06

Revenue from
Products and services	$409,337	$541,939

Expenses
Products and services sold	255,880	301,917
Depreciation, depletion and reclamation	46,646	50,567
Administration	37,790	38,579
Exploration	14,506	12,785
Cigar Lake remediation	11,373	—
Research and development	751	741
Interest and other [note 7]	(1,393)	(399)
Gain on sale of assets [note 8]	(4,892)	(233)

	360,661	403,957

Earnings from operations	48,676	137,982

Other expense [note 9]	(899)	(2,400)

Earnings before income taxes and minority interest	47,777	135,582

Income tax expense (recovery) [note 10]	(15,503)	12,603
Minority interest	4,776	10,771

Net earnings	$58,504	$112,208

Basic earnings per common share [note 11]	$0.17	$0.32

Diluted earnings per common share [note 11]	$0.16	$0.30

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
(In Thousands)

		(as adjusted -
		note 1(a))
	As At
	Mar 31/07	Dec 31/06

Assets
Current assets
Cash	$372,229	$334,089
Accounts receivable	212,449	402,847
Inventories	452,133	416,479
Supplies and prepaid expenses	192,481	191,831
Current portion of long-term receivables, investments and other [note 3]	29,238	9,178

	1,258,530	1,354,424

Property, plant and equipment	3,369,546	3,312,152
Long-term receivables, investments and other [note 3]	328,503	293,714
Goodwill	178,222	180,139

	3,876,271	3,786,005

Total assets	$5,134,801	$5,140,429

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$307,400	$392,679
Dividends payable	17,670	14,092
Current portion of long-term debt	8,121	7,900
Current portion of other liabilities [note 4]	49,560	40,737
Future income taxes	68,596	46,289

	451,347	501,697

Long-term debt	688,130	696,691
Provision for reclamation	231,669	228,496
Other liabilities [note 4]	254,019	232,641
Future income taxes	279,770	339,451

	1,904,935	1,998,976

Minority interest	400,646	400,071

Shareholders’ equity
Share capital	832,602	812,769
Contributed surplus	542,778	540,173
Retained earnings	1,474,383	1,428,206
Accumulated other comprehensive income [note 1]	(20,543)	(39,766)

	2,829,220	2,741,382

Total liabilities and shareholders’ equity	$5,134,801	$5,140,429

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Unaudited)
(In Thousands)

		(as adjusted -
		note 1)
	Three Months Ended
	Mar 31/07	Mar 31/06

Share capital

Balance at beginning of period	$812,769	$779,035
Stock option plan	19,797	17,404
Debenture conversions	—	50
Loans receivable	36	177

Balance at end of period	$832,602	$796,666

Contributed surplus

Balance at beginning of period	$540,173	$529,245
Stock-based compensation	7,045	9,358
Options exercised	(4,440)	(3,625)
Debenture conversions	—	(7)

Balance at end of period	$542,778	$534,971

Retained earnings

Balance at beginning of period	$1,428,206	$1,108,748
Transition adjustment — financial instruments [note 1]	5,343	—
Net earnings	58,504	112,208
Dividends on common shares	(17,670)	(14,032)

Balance at end of period	$1,474,383	$1,206,924

Accumulated other comprehensive income

Balance at beginning of period [note 1]	$(39,766)	$(53,397)
Transition adjustment — financial instruments [note 1]	38,839	—
Net change in foreign currency translation adjustments	(9,431)	4,470
Net change in losses on derivatives designated as cash flow hedges	(10,185)	—

Balance at end of period	$(20,543)	$(48,927)

Shareholders’ equity at end of period	$2,829,220	$2,489,634

Comprehensive income

Net earnings	$58,504	$112,208
Other comprehensive income (loss), net of taxes
Unrealized foreign currency translation losses	(9,431)	4,470

Net losses on derivatives designated as cash flow hedges	(2,320)	—
Net gains on derivatives designated as cash flow hedges transferred to net earnings	(7,865)	—

	(10,185)	—

Other comprehensive income (loss)	(19,616)	4,470

Total comprehensive income	$38,888	$116,678

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows
(Unaudited)
(In Thousands)

		(as adjusted -
		note 1(b))
	Three Months Ended
	Mar 31/07	Mar 31/06

Operating activities
Net earnings	$58,504	$112,208
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	46,646	50,567
Provision for future taxes [note 10]	(51,050)	(18,097)
Deferred charges (revenue) recognized	(2,718)	10,106
Unrealized gains on derivatives	(1,640)	(168)
Stock-based compensation [note 12]	7,045	9,358
Gain on sale of assets [note 8]	(4,892)	(233)
Equity in loss of associated companies [note 9]	899	2,400
Minority interest	4,776	10,771
Other operating items [note 13]	81,192	108,702

Cash provided by operations	138,762	285,614

Investing activities
Acquisition of net business assets, net of cash acquired	—	(83,817)
Additions to property, plant and equipment	(112,320)	(95,433)
Increase in long-term receivables, investments and other	—	(14,282)
Decrease in long-term receivables, investments and other	337	—
Proceeds on sale of property, plant and equipment	4,892	191

Cash used in investing	(107,091)	(193,341)

Financing activities
Decrease in debt	(1,900)	(151,600)
Increase in debt	9,200	9,500
Issue of shares	15,392	13,955
Dividends	(14,092)	(10,487)

Cash provided by (used in) financing	8,600	(138,632)

Increase (decrease) in cash during the period	40,271	(46,359)
Exchange rate changes on foreign currency cash balances	(2,131)	369
Cash at beginning of period	334,089	623,193

Cash at end of period	$372,229	$577,203

Supplemental cash flow disclosure
Interest paid	$12,580	$12,452
Income taxes paid	$76,329	$40,481

See accompanying notes to consolidated financial statements

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
1.	Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements except for the recent accounting standards adopted described in (a). Since the interim financial statements do not include all disclosures required by GAAP, they should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2006 annual financial review. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.
(a)	Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

On January 1, 2007, Cameco adopted the standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments, hedges and other comprehensive income, as described in note 3(b) of the consolidated financial statements for the year ended December 31, 2006. In accordance with the new standards, prior periods have not been restated except for the new accounting policies affecting the cumulative translation account (note 1(a)(iv)).

On January 1, 2007, Cameco recognized all of its financial assets and liabilities in the Consolidated Balance Sheets according to their classification. Any adjustment made to a previous carrying amount was recognized as an adjustment to the balance of retained earnings at that date or as the opening balance of accumulated other comprehensive income (“AOCI”), net of income taxes. Cameco has added a new statement to the consolidated financial statements entitled “Consolidated Statements of Shareholders’ Equity and Comprehensive Income”.
(i)	Financial Assets and Financial Liabilities

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheets, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statements of Earnings. Unrealized gains and losses on financial assets that are available for sale will be reported in other comprehensive income (“OCI”) until realized, at which time they will be recorded in the Consolidated Statements of Earnings. On transition, there was no impact to Cameco as the accounting was either unchanged or the area was not applicable at January 1, 2007.

Other significant accounting implications arising upon the adoption of the financial instrument standards includes the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost. On transition, there was no impact to Cameco on the amortization of these fees although applicable issue costs, which were previously recognized as deferred charges, were reclassified to their related financial liabilities. As a result, on transition Cameco recorded a net decrease in long-term receivables, investments and other of $7,372,000 and a decrease in long-term debt of $7,372,000.

The fair market value of Cameco’s financial assets and liabilities approximates the carrying amount as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(ii)	Financial Instruments – Risk Management

The majority of revenues at Cameco are derived from the sale of uranium products, electricity through its investment in Bruce Power L.P. (“BPLP”), and gold through its investment in Centerra Gold Inc. (“Centerra”). Cameco’s uranium product financial results are closely related to the long and short-term market price of uranium sales and conversion services. Prices fluctuate and can be affected by demand for nuclear power, worldwide production and uranium levels, and political and economic conditions in uranium producing and consuming countries. BPLP’s revenue from electricity is affected by changes in electricity prices associated with an open spot market for electricity in Ontario. Centerra’s gold revenue is largely dependent on the market price of gold, which can be affected by political and economic factors, industry activity and the policies of central banks with respect to their level of gold held as reserves. Financial results for Cameco are also impacted by changes in foreign currency exchange rates and other operating risks. Finally, certain financial assets are subject to credit risks including cash and securities, accounts receivable, and commodity and currency instruments.

To mitigate risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from price volatility. To mitigate risks associated with the fluctuations in the market price for electricity, BPLP enters into various energy and sales related contracts that qualify as cash flow hedges as disclosed in note 1(a)(iii) and note 2, derivatives.

To mitigate risks associated with foreign currency on its sale of uranium products, Cameco enters into forward sales contracts to establish a price for future delivery of the foreign currency. The majority of the contracts qualify as a cash flow hedge as disclosed in note 1(a)(iii) and note 2, derivatives.

To mitigate risks associated with certain financial assets, Cameco will hold positions with a variety of large creditworthy institutions. Sales of uranium products, with short payment terms, are made to customers that management believes are creditworthy.

(iii)	Hedge Accounting and Derivatives

The purpose of hedging transactions is to modify Cameco’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item. Hedge accounting ensures that the offsetting gains, losses, revenues and expenses are recognized to net earnings in the same period or periods. When hedge accounting is appropriate, the hedging relationship will be designated as a fair value hedge, a cash flow hedge, or a foreign currency risk hedge related to a net investment in a self-sustaining foreign operation.

At the inception of a hedging relationship, Cameco formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Cameco also formally assesses, both at the inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the consolidated statements of earnings. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in OCI until the hedged items are recognized in the consolidated statements of earnings.

At January 1, 2007, Cameco did not have any fair value hedges or hedges of net investments in self-sustaining foreign operations. Upon adoption of the new standards, Cameco measured its cash flow hedges at fair value, which resulted in a decrease in other liabilities of $1,444,000 and an increase in AOCI of $1,444,000 pre-tax. Cameco also recognized an increase in long-term receivables, investments and other of $54,567,000 and an increase of $54,567,000 in AOCI pre-tax for BPLP’s various energy and sales related cash flow hedges.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
Derivatives may be embedded in other financial instruments (the “host instrument”). Prior to the adoption of the new standards, most embedded derivatives were not accounted for separately from the host instrument except in cases such as Cameco’s unsecured convertible debentures where the fair value of the option component was reflected separately in contributed surplus. Under the new standards, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in gains or losses on derivatives within interest and other on the consolidated statement of earnings.

Upon adoption of the new standards, Cameco recognized embedded foreign currency derivatives on certain of its uranium products sales contracts. As a result, Cameco recorded a net increase in long-term receivables, investments and other of $8,348,000 and an increase of $8,348,000 in retained earnings pre-tax.

(iv)	Cumulative Translation Account

Prior to the adoption of the financial instrument standards at January 1, 2007, exchange gains and losses arising from the translation of the financial statements of a self-sustaining foreign operation were recorded in the cumulative translation account as a separate component of shareholders’ equity. Upon adoption of the new standards, the exchange gains and losses are to be recognized in a separate component of other comprehensive income with restatement of prior periods. The effect of the change in policy is to adjust the opening balance of AOCI at March 31, 2006 by $53,397,000 and eliminate the cumulative translation account.
The following table summarizes the opening adjustments, net of future income taxes, required to adopt the new standards:

	Retained Earnings		AOCI
(thousands)	Gross	Net	Gross	Net

Cash flow hedges	$—	$—	$56,011	$38,839
Recognition of embedded derivatives on sales contracts	8,348	5,343	—	—

Net	$8,348	$5,343	$56,011	$38,839

(b)	Stock-Based Compensation

In July 2006, the Emerging Issues Committee (“EIC”) issued abstract No. 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date. This EIC clarifies that the compensation cost attributable to options and awards, granted to employees who are eligible to retire or will become eligible to retire during the vesting period, should be recognized immediately if the employee is eligible to retire on the grant date or over the period between the grant date to the date the employee becomes eligible to retire. This EIC requires retroactive application to all stock-based compensation awards accounted for in accordance with the CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. This differs from the current practice that recognizes the expense over the period from the grant date to the vesting date.

The effect of the change in policy on the statement of earnings for the quarter ended March 31, 2006 was a $5,240,000 reduction in earnings ($0.02 per share).

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
2.	Derivatives

The following table summarizes the fair value of derivatives and classification on the March 31, 2007 balance sheet:

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives – sales contracts	$8,968	$—	$8,968
Foreign currency contracts	(9,740)	788	(8,952)
Cash flow hedges:
Foreign currency contracts	(8,360)	—	(8,360)
Energy and sales contracts	—	30,532	30,532

Net	$(9,132)	$31,320	$22,188

Classification:
Current portion of long-term receivables, investments and other [note 3]	$7,370	$13,000	$20,370
Long-term receivables, investments and other [note 3]	12,778	21,906	34,684
Current portion of other liabilities [note 4]	(28,072)	(3,586)	(31,658)
Other liabilities [note 4]	(1,208)	—	(1,208)

Net	$(9,132)	$31,320	$22,188

     The following table summarizes different components of the (gains) and losses on derivatives:

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives – sales contracts	$(709)	$—	$(709)
Foreign currency contracts	3,280	(788)	2,492
Cash flow hedges:
Ongoing hedge inefficiency	(645)	—	(645)

Net	$1,926	$(788)	$1,138

Over the next twelve months, Cameco expects an estimated $7,764,000 of pre-tax gains from the foreign currency cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time Cameco is hedging its exposure to the variability in future cash flows related to foreign currency on anticipated transactions is 4 years.
Over the next twelve months, Cameco expects an estimated $9,130,000 of pre-tax gains from BPLP’s various energy and sales related cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time Cameco is hedging its exposure to the variability in future cash flows related to electricity prices on anticipated transactions is 5 years.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
3.	Long-Term Receivables, Investments and Other

	As At
(thousands)	Mar 31/07	Dec 31/06

BPLP
Capital lease receivable from Bruce A L.P.	$97,454	$97,518
Derivatives [note 2]	34,906	—
Receivable from Ontario Power Generation	9,227	11,281
Accrued pension benefit asset	3,706	11,992
Kumtor Gold Company
Reclamation trust fund	7,043	6,999
Investments in associated companies
Investment in UNOR Inc. (market value $11,561)	8,909	8,893
Investment in UEX Corporation (market value $267,598)	18,215	19,151
Derivatives [note 2]	20,148	433
Deferred charges
Cost of sales	92,632	75,854
Debt issue costs [note 1]	—	7,372
Investment in Huron Wind L.P.	2,331	2,340
Advances receivable	49,253	46,094
Accrued pension benefit asset	7,450	7,889
Other	6,467	7,076

	357,741	302,892
Less current portion	(29,238)	(9,178)

Net	$328,503	$293,714

4.	Other Liabilities

	As At
(thousands)	Mar 31/07	Dec 31/06

Deferred sales	$145,068	$107,330
Derivatives [note 2]	29,280	10,127
Deferred currency hedges [note 1]	—	26,333
Accrued post-retirement benefit liability	12,383	12,166
Zircatec acquisition holdback	10,000	20,000
BPLP
Accrued post-retirement benefit liability	92,102	86,856
Derivatives [note 2]	3,586	—
Deferred revenue – electricity contracts	642	856
Other	10,518	9,710

	303,579	273,378
Less current portion	(49,560)	(40,737)

Net	$254,019	$232,641

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
5.	Long-Term Debt

The fair value of the outstanding convertible debentures based on the quoted market price of the debentures at March 31, 2007 was approximately $992,430,000.

Cameco has arranged for standby product loan facilities with two Cameco customers. The arrangements, which were finalized in 2006, allow Cameco to borrow up to 5,560,000 pounds U3O8 equivalent over the period 2006 to 2008 with repayment in 2008 and 2009. Of this material, up to 1,400,000 kilograms of uranium can be borrowed in the form of UF6. Any borrowings will be secured by letters of credit and are payable in kind. Under the loan facilities, standby fees of 0.5% to 2.25% are payable based on the market value of the facilities, and interest is payable on the market value of any amounts drawn at rates ranging from 4.0% to 5.0%. Any borrowings will be secured by letters of credit and are payable in kind.

Revenue from future deliveries to these counterparties (up to the limit of the loan facilities) will be deferred until the loan arrangements have been terminated, or if drawn upon, when the loans are repaid and that portion of the facility is terminated.

The market value of the available facilities is based on the quoted market price of the products at March 31, 2007 and was approximately $544,000,000 (US). As at March 31, 2007, the company did not have any loan amounts outstanding under the facilities.

On April 16, 2007, Cameco gave notice of termination to a counterparty to two of the three product loan arrangements. In accordance with the agreement, the loan facility will be terminated 30 days from the date of notice. Cameco will recognize $47,488,000 of the previously deferred revenues in its earnings for the second quarter of 2007. Cameco will cancel $150,000,000 (US) of related letter of credit facilities in the second quarter.

6.	Share Capital
(a)	At March 31, 2007, there were 353,429,916 common shares outstanding.

(b)	Options in respect of 7,194,202 shares are outstanding under the stock option plan and are exercisable up to 2017. Upon exercise of certain existing options, additional options in respect of 25,300 shares would be granted. For the quarter ended March 31, 2007, 1,137,284 options were exercised (2006 – 1,344,244).
7.	Interest and Other

	Three Months Ended
(thousands)	Mar 31/07	Mar 31/06

Interest on long-term debt	$10,462	$12,434
Other interest and financing charges	2,833	456
Interest income	(8,494)	(5,982)
Foreign exchange losses	239	183
Losses on derivatives	1,138	394
Capitalized interest	(7,571)	(7,884)

Net	$(1,393)	$(399)

8.	Gain on Sale of Assets

	Three Months Ended
(thousands)	Mar 31/07	Mar 31/06

Sale of geological data	$(4,391)	$—
Other	(501)	(233)

Net	$(4,892)	$(233)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
9.	Other Expense

	Three Months Ended
(thousands)	Mar 31/07	Mar 31/06

Equity in loss of associated companies	$(899)	$(2,400)

Net	$(899)	$(2,400)

10.	Income Tax Expense (Recovery)

	Three Months Ended
(thousands)	Mar 31/07	Mar 31/06

Earnings before income taxes and minority interest
Canada	$(114,328)	$(9,539)
Foreign	162,105	145,121

	$47,777	$135,582

Current income taxes
Canada	$18,112	$21,792
Foreign	17,435	8,908

	$35,547	$30,700

Future income taxes
Canada	$(48,628)	$(17,890)
Foreign	(2,422)	(207)

	$(51,050)	$(18,097)

Income tax expense (recovery)	$(15,503)	$12,603

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
11.	Per Share Amounts

		(as adjusted -
		note 1(b))
	Three Months Ended
(thousands)	Mar 31/07	Mar 31/06

Basic earnings per share computation
Net earnings	$58,504	$112,208
Weighted average common shares outstanding	352,401	349,933

Basic earnings per common share	$0.17	$0.32

Diluted earnings per share computation
Net earnings	$58,504	$112,208
Dilutive effect of:
Convertible debentures	2,399	2,242

Net earnings, assuming dilution	$60,903	$114,450

Weighted average common shares outstanding	352,401	349,933
Dilutive effect of:
Convertible debentures	21,209	21,210
Stock options	3,926	5,566

Weighted average common shares outstanding, assuming dilution	377,536	376,709

Diluted earnings per common share	$0.16	$0.30

12.	Stock-Based Compensation

Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to officers and other employees of Cameco. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 23,466,997 shares have been issued.

Cameco records compensation expense with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees. For the quarter ended March 31, 2007, the amount recorded was $7,045,000 (2006 – $9,358,000).

The fair value of the options issued was determined using the Black-Scholes option-pricing model with the following assumptions:

	Three Months Ended
(thousands)	Mar 31/07	Mar 31/06

Number of options granted	972,475	1,515,730
Average strike price	$46.81	$41.02
Expected dividend	$0.20	$0.16
Expected volatility	36%	35%
Risk-free interest rate	4.0%	4.0%
Expected life of option	3.5 years	4 years
Expected forfeitures	15%	15%
Weighted average grant date fair values	$14.30	$13.19

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
13.	Statements of Cash Flows

Other Operating Items

	Three Months Ended
(thousands)	Mar 31/07	Mar 31/06

Inventories	$(51,573)	$26,539
Accounts receivable	223,524	94,051
Accounts payable and accrued liabilities	(85,288)	(14,855)
Other	(5,471)	2,967

Total	$81,192	$108,702

14.	Commitments and Contingencies

The following represent the material legal claims against the company and its subsidiaries.
(a)	On February 12, 2004, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust and TransCanada Pipelines Limited (collectively, the “Consortium”) sent a letter to British Energy Limited and British Energy International Holdings Limited (collectively, “BE”) requesting, amongst other things, indemnification for breach of a representation and warranty contained in the February 14, 2003 Amended and Restated Master Purchase Agreement. The alleged breach is that the Unit 8 steam generators were not “in good condition, repair and proper working order, having regard to their use and age.” This defect was discovered during a planned outage conducted just after closing. As a result of this defect, the planned outage had to be significantly extended. The Consortium has claimed damages in the amount of $64,558,200 being 79.8% of the $80,900,000 of damages actually incurred, plus an unspecified amount to take into account the reduced operating life of the steam generators. A decision to proceed with arbitration has been made but formal commencement of proceedings has not taken place because counsel for the Consortium and BE have yet to agree on the composition of the arbitration panel.

In anticipation of this claim, BE issued on February 10, 2006 and then served on Ontario Power Generation Inc. and Bruce Power LP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. This action is in abeyance pending further developments on the Unit 8 steam generator arbitration.

Management is of the opinion, after review of the facts with counsel, that this action against Bruce Power LP will not have a material financial impact on Cameco’s financial position, results of operations and liquidity.

(b)	On March 26, 2007 the Parliament of the Kyrgyz Republic accepted in the first reading and returned to committee for further deliberation draft legislation that among other things provides for the transfer of gold deposits (including Kumtor Gold Company) to a state-owned entity. If enacted the law would therefore substantially harm the rights of Centerra. Currently this action has no legislative effect and does not interfere with Centerra’s operations in the country. If the issues between Cameco and Centerra, and the Kyrgyz Republic are not resolved to their mutual satisfaction, the risks to Centerra will increase. Centerra and Cameco expect to re-engage in discussions with the new government regarding the Kumtor Project as soon as the existing political confrontation between the current administration and the opposition is resolved.

(c)	Pursuant to an agreement between Centerra Gold Mongolia Limited (“CGM”) and Gatsuurt LLC, an unrelated Mongolian company, under which CGM acquired the Gatsuurt licences, CGM agreed to transfer the principal licence covering the Gatsuurt property to Gatsuurt LLC if CGM did not complete a feasibility study by December 31, 2005. CGM completed a feasibility study in 2005. Gatsuurt LLC informed Centerra that it did not believe that CGM complied with its obligation and filed a claim in the Mongolian national arbitration court alleging non-compliance by CGM and seeking the return of the principal licence for the Gatsuurt property. CGM intends to contest the jurisdiction of the arbitration court and continues to believe that the terms of this agreement have been fully met and that the Gatsuurt LLC claim is without merit.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(d)	The Ministry of Finance has alleged certain tax-related violations by Boroo Gold Company LLC (“Boroo”) and notified it on January 15, 2007 that the Boroo stability agreement will be terminated unless the alleged violations are cured within 120 days. Centerra responded to the Minister that in all cases it has either remedied the alleged violations or strongly disputes that a violation exists. On February 13, 2007, Centerra received a reply from the Minister of Finance re-iterating the allegations of violations. The potential impact of this claim is not determinable at this time. Centerra has responded that in all cases it has either remedied the alleged violations or strongly disputes that a violation exists. Centerra believes that this dispute will be fully resolved as part of the negotiations on the Boroo and Gatsuurt agreements.

(e)	Cameco, as a partner in BPLP, has provided the following financial assurances, with varying terms to 2018:
(i)	Licensing assurances to Canadian Nuclear Safety Commission of up to $133,300,000. At March 31, 2007, Cameco’s actual exposure under these assurances was $23,700,000.

(ii)	Guarantees to customers under power sale agreements of up to $72,000,000. Cameco’s actual exposure under these guarantees was $1,200,000 at March 31, 2007.

(iii)	Termination payments to Ontario Power Generation Inc. pursuant to the lease agreement of $58,300,000.
15.	Segmented Information

For the three months ended March 31, 2007

		Fuel			Inter-
	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$183,152	$43,950	$91,696	$96,113	$(5,574)	$409,337

Expenses
Products and services sold	103,040	32,064	66,316	60,167	(5,707)	255,880
Depreciation, depletion and reclamation	20,455	2,885	11,063	12,243	—	46,646
Exploration	8,292	—	—	6,214	—	14,506
Cigar Lake remediation	11,373	—	—	—	—	11,373
Research and development	—	751	—	—	—	751
Other expense	927	—	—	—	—	927
Gain on sale of assets [note 8]	(4,892)	—	—	—	—	(4,892)
Non-segmented expenses						36,369

Earnings before income taxes and minority interest	43,957	8,250	14,317	17,489	133	47,777
Income tax recovery [note 10]						(15,503)
Minority interest						4,776

Net earnings						$58,504

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
For the three months ended March 31, 2006 (as adjusted – note 1(b))

		Fuel			Inter-
	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$284,509	$44,002	$109,468	$107,361	$(3,401)	$541,939

Expenses
Products and services sold	159,582	32,266	50,021	62,350	(2,302)	301,917
Depreciation, depletion and reclamation	28,026	2,606	10,835	9,422	(322)	50,567
Exploration	5,882	—	—	6,903	—	12,785
Research and development	—	741	—	—	—	741
Other expense	2,395	—	—	—	—	2,395
Gain on sale of assets [note 8]	(233)	—	—	—	—	(233)
Non-segmented expenses						38,185

Earnings before income taxes and minority interest	88,857	8,389	48,612	28,686	(777)	135,582
Income tax expense [note 10]						12,603
Minority interest						10,771

Net earnings						$112,208

16.	Comparative Figures

Certain prior year balances have been reclassified to conform to the current financial statement presentation.

Share
Listed	Symbol	web site address:
TSX NYSE	CCO CCJ	cameco.com
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Issues Correction to Q1 News Release
Saskatoon, Saskatchewan, Canada, April 29, 2007 . . . . . . . . . . . . . . .
Cameco Corporation issued a correction to the second quarter outlook contained in its recent news release titled “Cameco Reports Lower Q1 Results but Expects Much Higher 2007 Revenue.”
The outlook section should have noted that we expect consolidated revenue for the second quarter of 2007 to be about 50% higher than in the first quarter. The outlook section incorrectly referred to earnings instead of revenue. Cameco does not provide guidance on consolidated earnings.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. The company’s competitive position is based on its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where the company is a partner in North America’s largest nuclear electricity generating facility. The company also explores for uranium in North America and Australia, and holds a majority interest in a mid-tier gold company. Cameco’s shares trade on the Toronto and New York stock exchanges.
Caution Regarding Forward-Looking Information
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pitwall failure and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
- End -

Investor & media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316